Exhibit 99.2

Annual General and Special Meeting of Shareholders
to be held Wednesday, June 24, 2020

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

May 12, 2020

Suite 610 - 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 24, 2020

NOTICE IS HEREBY GIVEN that the 2020 annual general and special meeting (the “Meeting”) of the shareholders of Gold Standard Ventures Corp. (the “Company”) will be held at Suite 610 - 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4, on Wednesday, June 24, 2020, at 8:30 a.m. (Pacific time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2019 and the report of the auditor on those statements.

2.	To elect directors for the ensuing year.

3.

To appoint Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

4.

To consider and, if thought advisable, pass an ordinary resolution to approve the renewal and reconfirmation of the Company’s existing shareholder rights plan as more particularly described in the Company’s management information circular dated May 12, 2020 (the “Information Circular”) accompanying this Notice of Meeting.

5.

To consider and, if thought advisable, pass an ordinary resolution to approve the amendment and restatement of the Company’s restricted share unit award plan, as more particularly described in the Information Circular.

6.

To consider and, if thought advisable, pass an ordinary resolution to approve the amendment and restatement of the Company’s stock option plan, as well as all unallocated stock options under such stock option plan, as more particularly described in the Information Circular.

7.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

This notice is accompanied by the Information Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders (collectively the “Meeting Materials”). Shareholders are requested to read the Information Circular and, if unable to attend the Meeting in person, complete, date, sign and return the proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials at www.goldstandardv.com/investors/filings/agm. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. The Meeting Materials will be available on www.goldstandardv.com/investors/filings/agm as of May 15, 2020, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of May 15, 2020.

All shareholders will receive a notice and access notification, together with a proxy or voting instruction form, as applicable, which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies using the control number as it appears on the proxy or voting instruction form accompanying your notice and access notification. For holders

i

with a 15 digit control number, you may request materials by calling toll free, within North America - 1-866-962-0498 or direct, from outside North America - (514) 982-8716, and entering your control number as indicated on your proxy or voting instruction form. For holders with a 16 digit control number, you may request materials by calling toll free, within North America - 1-844-669-5702 or direct, from outside North America - (604) 687-2766, and entering your control number as indicated on your voting instruction form. Meeting Materials will be sent to you at no cost within three business days of your request, if such request is made before the Meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and Meeting date, all requests must be received no later than June 15, 2020. If you do request paper copies of the Meeting Materials, please note that another proxy/voting instruction form will not be sent and you should retain your current one for voting purposes. To obtain paper copies of the Meeting Materials after the Meeting date, please contact 1-844-669-5702.

The Board of Directors of the Company has fixed the close of business on May 5, 2020 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof. The Board of Directors of the Company has also fixed 8:30 a.m. (Pacific time) on Monday, June 22, 2020, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent, Computershare Trust Company of Canada.

However, due to the ongoing COVID-19 pandemic and recent Provincial and Federal guidance regarding public gatherings, shareholders and proxyholders are strongly encouraged not to attend the Meeting in person so that the Company can mitigate potential risks to the health and safety of shareholders, employees, and the community. There will be strict limitations on the number of persons permitted entry to the physical meeting location and guests will not be permitted entry. Rather, the Company urges all shareholders to vote by proxy in advance of the Meeting date.

The Meeting may be accessed via live conference call as follows:

Date and time:	Wednesday, June 24, 2020, at 8:30 pm (Pacific time)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
1-604-638-5340 (international participants)

Participants should dial-in approximately 5 to 10 minutes prior to the scheduled start time.

If there is any change in the Meeting location, date or time as a result of COVID-19, the Company will promptly notify shareholders and communicate any changes by way of a news release. The Company intends to resume holding unrestricted in-person shareholders’ meetings in future years.

DATED at Vancouver, British Columbia, as of the 12th day of May, 2020.

GOLD STANDARD VENTURES CORP.

By:
(signed) “Jonathan T. Awde ”
Jonathan T. Awde
President and Chief Executive Officer

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INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of May 5, 2020.

This Information Circular is being provided by the management of Gold Standard Ventures Corp. (the “Company”) to everyone who was a shareholder (“Shareholder”) of record of the Company on May 5, 2020 (the “Record Date”), which is the date that has been fixed by the Board of Directors of the Company (the “Board”) as the record date to determine the Shareholders who are entitled to receive notice of and to vote at the Meeting (as defined below).

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management for use at the 2020 annual general and special meeting of the Shareholders that is to be held on Wednesday, June 24, 2020 at 8:30 a.m. (Pacific time) at Suite 610 - 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4 (the “Meeting”). The solicitation of proxies will be primarily by mail. Certain employees or directors of the Company may also solicit proxies by telephone, email or in person. The cost of solicitation will be borne by the Company.

However, due to the ongoing COVID-19 pandemic and recent Provincial and Federal guidance regarding public gatherings, shareholders and proxyholders are strongly encouraged not to attend the Meeting in person so that the Company can mitigate potential risks to the health and safety of Shareholders, employees, and the community. There will be strict limitations on the number of persons permitted entry to the physical meeting location and guests will not be permitted entry. Rather, the Company urges all Shareholders to vote by proxy in advance of the Meeting date.

The Meeting may be accessed via live conference call as follows:

Date and time:	Wednesday, June 24, 2020, at 8:30 pm (Pacific time)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)

Participants should dial-in approximately 5 to 10 minutes prior to the scheduled start time.

If there is any change in the Meeting location, date or time as a result of COVID-19, the Company will promptly notify Shareholders and communicate any changes by way of a news release. The Company intends to resume holding unrestricted in-person Shareholders’ meetings in future years.

This year, as described in the notice and access notification (the “Notice and Access Notice”) mailed to Shareholders, the Company will deliver the Meeting Materials (as defined below) to Shareholders by posting the Meeting Materials on www.goldstandardv.com/investors/filings/agm. The Meeting Materials will be available on this website as of May 15, 2020, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (the “SEC”) website at www.sec.gov as of May 15, 2020. See “Notice and Access” below.

Under the Articles of the Company (the “Articles”), two individuals who are Shareholders, proxy holders representing Shareholders or duly authorized representatives of corporate Shareholders representing shares aggregating not less than 25% of the issued and outstanding shares of the Company carrying the right to vote at the Meeting must be present before any action may validly be taken at the Meeting. If such a quorum is not present in person or by proxy, the Company will reschedule the Meeting.

PART 1 - VOTING

HOW A VOTE IS PASSED

Voting at the Meeting will be by a show of hands, each Shareholder having one vote, unless a poll is requested or otherwise required, in which case each Shareholder is entitled to one vote for each common share of the Company (“Share”) held. In order to approve a motion proposed at the Meeting, the motion will require the affirmative vote of greater than 50% of the votes cast (an “ordinary resolution”) unless the motion requires a special resolution in which case the motion will require the affirmative vote of greater than 66 2/3% of the votes cast (a “special resolution”).

WHO CAN VOTE?

Registered Shareholders whose names appear on the Company’s central securities register maintained by Computershare Trust Company of Canada (“Computershare”), the Company’s registrar and transfer agent, as of the close of business on the Record Date, are entitled to attend and vote at the Meeting. Each Share is entitled to one vote.

If your Shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-Registered Shareholders” set out below.

HOW TO VOTE

If you are a registered Shareholder and eligible to vote, you can vote your Shares in person at the Meeting or by signing and returning the accompanying form of proxy (the “Proxy”) by mail in the prepaid envelope provided or vote using the telephone or Internet as indicated on the form. Please see “Registered Shareholders” below.

If your Shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see “Non-Registered Shareholders” below.

REGISTERED SHAREHOLDERS

You are a registered Shareholder if your Shares are registered in your name on the Company’s central securities register maintained by Computershare.

Voting in Person

Due to the ongoing COVID-19 pandemic and recent Provincial and Federal guidance regarding public gatherings, shareholders and proxyholders are strongly encouraged not to attend the Meeting in person so that the Company can mitigate potential risks to the health and safety of Shareholders, employees, and the community. There will be strict limitations on the number of persons permitted entry to the physical meeting location and guests will not be permitted entry. Rather, the Company urges all Shareholders to vote by proxy in advance of the Meeting date.

If you plan to vote in person at the Meeting, do NOT complete and return the Proxy.

Instead, you will need to register with Computershare when you arrive at the Meeting and your vote will be taken and counted at the Meeting.

If your Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer’s authority should be presented at the Meeting.

Voting by Proxy

If you do not wish to or cannot attend the Meeting in person, you may appoint someone else to attend the Meeting and act as your proxyholder to vote in accordance with your instructions. You can submit your Proxy as follows:

By Mail

Complete the Proxy or any other proper form of proxy, sign, date and return it, together with the power of attorney or other authority if any, under which it was signed or a notarially certified copy, to:

Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

By Telephone or Internet

To complete your voting instructions using the telephone call 1-866-732-VOTE (8683) toll free and follow the prompts.

You can also vote using the Internet by going to www.investorvote.com and following the instructions.

You will need to insert your 15 digit control number found at the bottom of the first page of the Proxy to vote by telephone or the Internet.

Whichever method you choose, the Proxy must be received or voting instructions completed at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting or any adjournment thereof. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

You May Choose Your Own Proxyholder

The persons named in the Proxy are directors and/or executive officers of the Company. YOU HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, YOU MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF YOUR NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

Your Voting Instructions

The Shares represented by Proxy will be voted or withheld from voting in accordance with the instructions of the applicable Shareholder on any ballot called for and, if a choice is specified with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of such specifications, your Shares will be voted in favour of each of the matters referred to herein. Each such matter is described in greater detail elsewhere in this Information Circular.

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the notice of meeting (the “Notice of Meeting”) and other matters which may properly come before the Meeting. It is the intention of the persons designated in the Proxy to vote in accordance with their best judgement on such matters or business. At the time of printing of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

Revocation of Proxies

A Proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing (or, if the Shareholder is a corporation, by a duly authorized officer or attorney) and either delivered to the Company’s head (and registered) office at Suite 610 - 815 West Hastings Street, Vancouver, B.C. V6C 1B4 at any time up to 4:00 p.m. (Pacific time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Shareholders are “non-registered Shareholders” (“Non-Registered Holders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, the Notice and Access Notice, this Information Circular and the Proxy or VIF (as defined below), as applicable, (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. This year, the Company has decided to use notice and access to deliver the Meeting Materials to Shareholders. The Meeting Materials will be available on www.goldstandardv.com/investors/filings/agm as of May 15, 2020, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov and on the Company’s website at www.goldstandardv.com as of May 15, 2020. All Shareholders will receive a Notice and Access Notice which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. See “Notice and Access” below.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders and seek voting instructions unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non- Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare as provided above; or

(b)

more typically, be given a VIF which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form” or “VIF”) which the Intermediary must follow. Typically, the VIF will consist of a one page pre-printed form. The Non-Registered Holder must properly complete and sign the VIF and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. However, without specific voting instructions, Intermediaries and their agents and nominees are prohibited from voting Shares for their clients. Accordingly, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the persons named in the form of proxy or VIF and insert the name of such Non-Registered Holder or such other person’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or VIF is to be delivered.

Every Intermediary has its own instructions on how to return the VIF; however, generally, you can submit your VIF as follows:

By Mail

Complete the enclosed VIF, sign and return it in the envelope provided.

By Telephone or the Internet

If you want to submit your voting instructions by telephone or using the Internet, see the enclosed VIF for details.

By Appointing Someone Else

If you want to appoint someone other than management’s representative as your proxyholder, who need not be a Shareholder, to attend the Meeting and vote for you, follow the instructions on the enclosed VIF.

If you are voting by instruction, you are subject to an earlier deadline so that your nominee has enough time to submit your instructions to the Company. Every Intermediary has its own procedures to follow. Therefore, please read your VIF carefully.

Voting in Person

If you plan to vote in person at the Meeting:

  nominate yourself as appointee by following the instructions provided by your Intermediary. Your vote will be counted at the Meeting so do NOT complete the voting instructions on the form; and

  register with the transfer agent, Computershare, when you arrive at the Meeting.

You may also nominate yourself as proxyholder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

If you bring your VIF to the Meeting, your vote will NOT count. Your vote can only be counted if you have returned the VIF in accordance with the instructions above and attend the Meeting and vote in person.

Your Voting Instructions

If you do not specify how you want to vote, the persons named in the VIF as appointees will vote FOR each item of business. If you appointed someone else to attend the Meeting and vote on your behalf, he or she can vote as they see fit.

Revocation of Voting Instructions

A Non-Registered Holder may revoke a VIF or a waiver of the right to receive the Meeting Materials and to vote by following the instructions provided by their Intermediary.

UNITED STATES SHAREHOLDERS

This solicitation of proxies involves securities of a corporation incorporated in Canada and is being effected in accordance with the corporate laws of the province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of the provinces of Canada differ from the disclosure and proxy solicitation requirements under United States securities laws. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (“BCBCA”), some of its directors and its executive officers are residents of Canada and a significant portion of its assets and the assets of such persons are located outside the United States. Shareholders may not have standing to bring a claim against a foreign corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign corporation and its officers and directors to subject themselves to a judgment by a United States court.

NOTICE AND ACCESS

The Company will deliver the Meeting Materials to Shareholders by posting the Meeting Materials on www.goldstandardv.com/investors/filings/agm. The Meeting Materials will be available on this website as of May 15, 2020, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov and on the Company’s website at www.goldstandardv.com as of May 15, 2020.

The Company will mail paper copies of the Meeting Materials to those registered and beneficial Shareholders who have previously elected to receive paper copies of the Company’s meeting materials. All other Shareholders will receive a Notice and Access Notice which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies using the control number as it appears on the Proxy or VIF accompanying your Notice and Access Notice. For holders with a 15 digit control number, you may request materials by calling toll free, within North America - 1-866-962-0498 or direct, from outside North America - (514) 982-8716, and entering your control number as indicated on your Proxy or VIF. For holders with a 16 digit control number, you may request materials by calling toll free, within North America - 1-844-669-5702 or direct, from outside North America - (604) 687-2766, and entering your control number as indicated on your VIF. Meeting Materials will be sent to you at no cost within three business days of receipt of your request, if such request is made before the Meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and Meeting date, all requests must be received no later than June 15, 2020. If you do request paper copies of the Meeting Materials, please note that another Proxy/VIF will not be sent and you should retain your current one for voting purposes. To obtain paper copies of the Meeting Materials after the Meeting date, please contact 1-844-669-5702.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

All issued Shares are entitled to be voted at the Meeting and each has one vote. As of the Record Date there were 284,379,054 Shares issued and outstanding.

Only those Shareholders of record on the Record Date will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following persons beneficially own, or exercise control or direction, directly or indirectly, over Shares carrying 10% or more of the voting rights attached to all outstanding Shares:

Name and Municipality of Residence	Number of Shares	Percentage of Issued and
		Outstanding Shares
FCMI Parent Co. Toronto, Ontario	30,493,966	10.72%
Newmont Corporation Colorado, United States	35,325,291 (1)	12.42%

Note:
(1)	Held by Goldcorp Inc., a wholly-owned subsidiary of Newmont Corporation.

PART 3 - THE BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

Directors of the Company are elected for a term of one year. Management proposes to nominate the persons named below for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles or he or she becomes disqualified to act as a director.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed Proxy will vote FOR the election of the eight (8) nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy shall have the right to vote for another nominee in their discretion.

The following table and notes thereto contain biographical information furnished by each of the nominees:

Name, Province/State and Country of Residence and Position with the Company	Present Principal Occupation (1)	Director Since	Shares Owned (2)
Jonathan T. Awde (7) British Columbia, Canada President, CEO and Director	President and Chief Executive Officer of the Company, July 2010 to present.	July 13, 2010	3,378,855
D. Bruce McLeod (3) British Columbia, Canada Lead Director	President and Chief Executive Officer of Sabina Gold & Silver Corp. (TSX - SBB), a mining company, February 2015 to present.	September 29, 2016	158,000
Robert J. McLeod (4) (6) British Columbia, Canada Director	Professional geologist, March 2003 to present; President and Chief Executive Officer, IDM Mining Ltd. (TSXV - IDM), a mining company, September 2013 to March 2019.	June 28, 2011 Previously a director from July 13, 2010 to March 17, 2011	188,540
Jamie D. Strauss (3) (6) London, United Kingdom Director	Director, Strauss Partners, a London based boutique mining finance firm, 2009 to present; Director of Altius Minerals Corporation, a mining company, 2009 to present; Director of Bacanora Lithium plc, a mining company, 2016 to present; Director of Digbee Ltd., a London-based alternative research platform, 2016 to present.	September 5, 2012	169,300
William E. Threlkeld (5) Colorado, U.S.A. Director	Geologist, Senior Vice-President, Seabridge Gold Inc. (TSX - SEA; NYSE - SA), a mining company, 2001 to present.	March 17, 2011	166,994

Name, Province/State and Country of Residence and Position with the Company	Present Principal Occupation (1)	Director Since	Shares Owned (2)
Zara Boldt (4) London, United Kingdom Director	Professional Accountant (CPA, CGA); CFO and Corporate Secretary of Lucara Diamond Corp., a mining company, since April, 2018; Director of Bluestone Resources Inc., a mining company, since 2017; CFO and Corporate Secretary of Strongbow Exploration Inc., a Canadian mineral exploration company, September 2015 to June 2018; CFO and Corporate Secretary of Kaminak Gold Corporation, a junior mining company, from January 2016 to July 2016; Vice-President of Finance and CFO of Stornoway Diamond Corporation, a Canadian diamond exploration and development company, 2010 to 2015.	September 12, 2017	52,000
Ron Clayton(3) (5) Nevada, U.S.A. Director	President and Chief Executive Officer of 1911 Gold Corporation (formerly Havilah Mining Corporation), a mining exploration company, since January 15, 2019; former President and Chief Executive Officer of Tahoe Resources Inc. (“Tahoe”), a mining company, August 2016 to June 2018; Chief Operating Officer of Tahoe, March 2010 to August 2016.	January 30, 2018	60,000
Alex Morrison (4) (6) Colorado, U.S.A. Director	Director of Taseko Mines Limited, April 2011 to present; Director of Detour Gold Corporation, May 2010 to December 2018; Director of Pershing Gold Corporation, November 2012 to February 2018; Director of Gold Resource Corporation, March 2016 to present; Director of Energy Fuels Inc., August 2019 to present.	September 12, 2017	30,000
Notes:
(1)	Includes occupations for the preceding five years unless the director was elected at the previous annual meeting and was shown as a nominee for election as a director in the information circular for that meeting.
(2)	The approximate number of Shares carrying the right to vote in all circumstances beneficially owned, or over which control or direction, directly or indirectly, is exercised by each proposed nominee as of the Record Date. This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by Computershare or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.
(3)	Member of corporate governance and nominating committee (the “Corporate Governance and Nominating Committee”). Ron Clayton is Chair of the Corporate Governance and Nominating Committee.
(4)	Member of audit committee (the “Audit Committee”). Zara Boldt is Chair of the Audit Committee.
(5)	Member of health, safety and environment committee (the “Health, Safety and Environment Committee”). William E. Threlkeld is Chair of the Health, Safety and Environment Committee.
(6)	Member of compensation committee (the “Compensation Committee”). Alex Morrison is Chair of the Compensation Committee.
(7)	Member of disclosure committee (the “Disclosure Committee”). Jonathan Awde is Chair of the Disclosure Committee.

Pursuant to the provisions of the BCBCA, the Company is required to have the Audit Committee, whose members are indicated above. See also Part 6 “AUDIT COMMITTEE” below. The Company also has the Compensation Committee, the Corporate Governance and Nominating Committee and the Health, Safety and Environment Committee, the members of which are indicated above. See also Part 4 “EXECUTIVE COMPENSATION” and Part 7 “CORPORATE GOVERNANCE”.

Corporate Cease Trade Orders, Bankruptcy, Penalties or Sanctions

Corporate Cease Trade Orders or Bankruptcy

Other than as disclosed below, as of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In early 1998, Mercator Minerals Ltd. (“Mercator”), through its then management, filed a registration statement under the U.S. Exchange Act with the SEC which became effective in 1998 without further action by Mercator. Mercator’s subsequent management and directors (including D. Bruce McLeod) were not aware that the registration statement had become effective and accordingly, no further filings were made with the SEC. In June 2011, Mercator received notice from the SEC advising that its registration statement had become effective in 1998 and was delinquent in its SEC filings. As Mercator was unable to make the requisite filings for the period from 1998 to 2011, Mercator negotiated with the SEC and on November 8, 2011 an order was issued by the SEC under section 12(j) of the U.S. Exchange Act revoking Mercator’s registration. The 12(j) order restricted members of a national securities exchange, broker or dealer from effecting any transaction in or inducing the purchase or sale of Mercator’s shares in the United States. On November 8, 2011, Mercator filed a Form 40-F registration statement under the U.S. Exchange Act with the SEC, which became effective on January 9, 2012, in order to remove the restrictions on market participants under the section 12(j) order so that trading in Mercator’s shares in the United States could resume.

D. Bruce McLeod was President and CEO and a director of Mercator when it filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) (the “BIA”) on August 26, 2014. Mr. D. B. McLeod resigned as an officer and resigned from the board effective September 4, 2014. Pursuant to section 50.4(8) of the BIA, Mercator was deemed to have filed an assignment in bankruptcy on September 5, 2014 as a result of allowing the ten-day period within which Mercator was required to submit a cash flow forecast to the Official Receiver to lapse.

Jonathan T. Awde is a former director and officer of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the TSX Venture Exchange. Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010. Effective August 18, 2010, Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the BIA and appointed Deloitte & Touche Inc. as its trustee. On January 24, 2011, the deadline for filing its Proposal under the BIA expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date.

Penalties or Sanctions

Other than as disclosed below, as of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

On September 2, 2014, Jonathan T. Awde was fined a total of $46,000 by the Quebec court for 11 counts of failing to file insider reports within the prescribed time period required under applicable securities legislation in respect of certain trades in securities of Northern Star during the period from November 2008 to April 2010. The fine has been paid in full.

Personal Bankruptcy

As of the date of this Information Circular, no proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his or her interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Except as disclosed in this Information Circular, to the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management now or may in the future serve as directors, officers, promoters and members of management of other public companies, some of which are or may be involved in mineral exploration and development, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

Advance Notice Policy

The Articles contain advance notice provisions with a view to providing Shareholders, directors and management of the Company with a fair and transparent procedure for nominating directors. The advance notice policy establishes a deadline on or before which holders of record of Shares must submit, in writing, director nominations to the Company prior to any annual general or special meeting of Shareholders, and the information that such holder(s) must include with such nominations in order for any director nominee to be eligible for election at any annual general or special meeting of Shareholders. A copy of the advance notice policy is available on the Company’s website at www.goldstandardv.com. As of the date of this Information Circular, the Company has not received notice of any additional director nominations in connection with the Meeting.

Majority Voting Policy

The Company has adopted a majority voting policy to ensure that each member of the Board carries the confidence and support of Shareholders. Pursuant to the policy, each proposed nominee must be elected by the votes of a majority of the Shares represented in person or by proxy at any meeting where Shareholders vote on the uncontested election of directors. Accordingly, if any nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” such election, that director shall promptly tender his or her resignation to the chair of the Board (or lead director if there is no chair) following the meeting. An “uncontested election” means an election of directors of the Company where the number of nominees for election as a director equals the number of directors to be elected. The Corporate Governance and Nominating Committee will then consider any such offer of resignation and recommend to the Board whether or not to accept it. In the absence of exceptional circumstances, the Board shall accept such resignation. Within 90 days after the Meeting, the Board will issue a press release either announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered.

APPOINTMENT OF THE AUDITOR

Davidson & Company LLP, Chartered Professional Accountants, have served as the Company’s auditor since their initial appointment on July 13, 2010. See also Part 6 “AUDIT COMMITTEE”.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the appointment of the auditor, the persons named in the enclosed Proxy will vote FOR the approval of Davidson & Company LLP, Chartered Professional Accountants, to serve as auditor of the Company until the next annual meeting of the Shareholders and to authorize the directors of the Company to fix the remuneration to be paid to the auditor.

RENEWAL OF SHAREHOLDER RIGHTS PLAN

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass with or without variation, an ordinary resolution (the “Rights Plan Resolution”) to approve the renewal and reconfirmation of the Company’s shareholder rights plan agreement (the “Rights Plan”) dated effective September 12, 2017 (the “Effective Date”) between the Company and Computershare Trust Company of Canada (the “Rights Agent”).

Background

The Rights Plan was approved at the Company’s annual meeting of Shareholders held on the Effective Date. The Rights Plan will expire at the termination of the Meeting unless the Rights Plan Resolution is passed.

In order for the Company to continue to have a shareholder rights plan beyond the termination of the Meeting, the Rights Plan Resolution must be passed by an affirmative vote of a majority of votes cast at the Meeting by Independent Shareholders (as defined in the Rights Plan). In effect, all Shareholders will be considered Independent Shareholders provided that they (or any of their affiliates or anyone with which they are acting jointly or in concert) are not at the time of the Meeting, making a takeover bid for Shares. Thereafter, the Rights Plan must be reconfirmed every three years at the annual meeting of Shareholders by an affirmative vote of a majority of the votes cast by Independent Shareholders at that meeting.

On May 9, 2016, the Canadian Securities Administrators adopted amendments to Canada’s takeover bid regime. The key changes to the new takeover bid rules in National Instrument 62-104 -Take-Over Bids and Issuer Bids (“NI 62-104”) include the following:

(a)	the previous 35-day minimum bid period for takeover bids was extended to 105 days, which a board of directors can shorten to as little as 35 days in certain cases;

(b)	non-exempt takeover bids are subject to a mandatory minimum tender condition of over 50% of outstanding shares, other than shares held by a bidder and its joint actors; and

(c)	the deposit period must be extended by 10 days once the minimum tender requirement has been met and all other bid terms and conditions are satisfied or waived.

However, these new takeover bid rules do not address creeping takeover bids where the acquisition of effective control occurs through a number of share purchases over time.

Under current securities legislation, an offeror may obtain control or effective control of a corporation by way of a creeping takeover bid without paying full value, without obtaining shareholder approval and without treating all shareholders equally. For example, an acquiror could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price, which premium is not shared by the other shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or sharing any control premium paid fairly among shareholders. The Board has determined, after considering the new takeover bid rules, that it is advisable for the Company to continue to have a shareholder rights plan to address creeping takeover bids. The Company believes that the Rights Plan preserves the fair treatment of Shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines.

The Rights Plan is a new generation plan that integrates the new takeover bid regime set out in NI 62-104. The Company is not proposing any amendments to the Rights Plan.

Purpose of the Rights Plan

The purpose of the Rights Plan is to prevent, to the extent possible, a creeping takeover bid of the Company to ensure that (i) every Shareholder will have an equal opportunity to participate in such a bid, and (ii) all Shareholders are treated fairly in connection with such a bid. As set forth in detail below, the Rights Plan discourages coercive or unfair creeping takeover bids by creating significant potential dilution of any Shares which may be acquired or held by a takeover acquiror if such Shares are not acquired in a manner permitted by the Rights Plan. The potential for significant dilution to the holdings of such an acquiror occurs because the Rights Plan provides that all holders of Shares who are not related to the acquiror will be entitled to exercise rights issued to them under the Rights Plan and to acquire Shares at a substantial discount to prevailing market prices, however, the acquiror and the persons related to the acquiror will not be entitled to exercise any Rights (as defined below) under the Rights Plan.

The Rights Plan does not diminish or detract from the duty of the Board to act honestly, in good faith and in the best interests of the Company and its Shareholders, or to consider on that basis any takeover bid that is made, nor does the Rights Plan alter the proxy mechanism to change the Board, create dilution on the initial issue of the rights, or change the way in which the Shares trade.

The Rights Plan

The following is a summary description of the general operation of the Rights Plan. This summary is qualified in its entirety by reference to the text of the Rights Plan. Capitalized terms not otherwise defined in this section shall have the same meaning ascribed to such terms in the Rights Plan.

Term

If the Rights Plan is approved, it will continue to remain in effect. If the Rights Plan is not reconfirmed by Independent Shareholders (as defined in the Rights Plan) by an ordinary resolution every three years at the applicable annual meeting of Shareholders, the Rights Plan and all outstanding rights issued under the Rights Plan (the “Rights”) will terminate on the applicable meeting date (the latest such meeting date to occur, the “Expiration Time”).

Issue of Rights

Pursuant to the Rights Plan, one Right was issued in respect of each Share, or any other share in the capital of the Company that carries a right generally to vote in the election of directors (collectively, a “Voting Share”), outstanding as of the close of business on the Effective Date (the “Record Time”), and one Right was issued for each additional Voting Share issued thereafter and prior to the earlier of the Separation Time (as defined below) and the Expiration Time. Each Right entitles the holder thereof to purchase from the Company, on the occurrence of certain events, one Share at a price of $25.00 (the “Exercise Price”), subject to adjustment as provided in the Rights Plan. The Rights will not be exercisable until the Separation Time.

Exercise of Rights

Until the Separation Time (or the earlier of the termination or expiration of the Rights), the Rights will trade together with the Voting Shares and will be evidenced by certificates for the associated Voting Shares. After the Separation Time, the Rights will be exercisable and transferable separately from the Voting Shares. “Separation Time” means the earlier of: (1) the close of business on the tenth trading day after the earliest of (i) the first day of a public announcement by an Acquiring Person (as defined below) that an Acquiring Person has become such, (ii) the date of the commencement of or first public announcement of the intent of any person (other than the Company or any subsidiary or affiliate of the Company) to commence a takeover bid (other than a Permitted Bid or Competing Permitted Bid (as defined below)), and (iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to be such; and (2) such later date as may be determined in good faith by the Board.

Flip-in Event

A “Flip-in Event” means a transaction or event pursuant to which a person (the “Acquiring Person”) becomes the beneficial owner of 20% or more of the outstanding Voting Shares. Excluded from the definition of Acquiring Person is (i) the Company and its subsidiaries and affiliates, (ii) any person who becomes the beneficial owner of 20% or more of the Voting Shares as a result of one or more of any combination of certain enumerated transactions (including by way of a Permitted Bid) provided that if such person’s beneficial ownership thereafter increases by more than 1% of the number of Voting Shares outstanding (other than pursuant to one or any combination of certain enumerated transactions), then, as of the date such person becomes the beneficial owner of such additional Voting Shares, such person shall become an “Acquiring Person”, (iii) for a period of ten days after the Disqualification Date (as defined below), any person who becomes the beneficial owner of 20% or more of the outstanding Voting Shares as a result of such person becoming disqualified from relying on certain enumerated exclusions (for example, investment advisers and fund managers) to the definition of “Beneficial Owner” (as defined in the Rights Plan) solely because such person or the beneficial owner of such Voting Shares is making or has announced an intention to make a takeover bid, either alone or by acting jointly or in concert with any other person, or (iv) an underwriter or member of a banking or selling group that becomes the beneficial owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Company. For the purposes of this section, “Disqualification Date” means the first date of public announcement that any person is making or has announced an intention to make a takeover bid. Any Rights beneficially owned by the Acquiring Person upon the occurrence of any Flip-in Event will be void, as will any Rights beneficially owned by the Acquiring Person’s affiliates or associates (and any persons acting jointly or in concert with the Acquiring Person or such affiliates or associates), and transferees thereof. After the occurrence of a Flip-in Event, each Right (other than those that are void) will permit the holder to purchase Shares with a total market value (generally the average daily closing price per Share for the 20 consecutive trading days through and including the trading days immediately preceding the Flip-in Event) of $50.00 on payment of $25.00.

Beneficial Ownership

In general, a person is deemed to beneficially own Voting Shares actually held by others in circumstances where those holdings are or should be grouped for purposes of the Rights Plan. Included are holdings by the person’s affiliates, associates and any other person with which the person is acting jointly or in concert.

Also included are securities which the person or any of the person’s affiliates or associates has the right to acquire within 60 days.

The definition of “beneficial ownership” contains several exclusions whereby a person is not considered to “beneficially own” a security. There are exemptions from the deemed “beneficial ownership” provisions for certain Shareholders, including investment managers whose ordinary business includes managing funds for others, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds (including for employee benefit plans, pension plans and certain insurance plans), administrators of registered pension funds or plans and a Crown agent or agency, provided that such Shareholder is not then making or has not then announced an intention to make a takeover bid alone or jointly or in concert with any other person, other than an Offer to Acquire Shares or other securities pursuant to a distribution by the Company or by means of ordinary market transactions executed through the facilities of a stock exchange or organized over-the counter market.

Lock-up Agreement

A bidder may enter into lock-up agreements with Shareholders (“Locked-up Persons”) whereby such Shareholders agree to tender their Voting Shares to a takeover bid (the “Subject Bid”) without a Flip-in Event occurring. Any such agreement must contain a provision that either permits the Locked-up Person to withdraw the Voting Shares to tender to another takeover bid or to support another transaction that contains an offering price that provides greater value per Voting Share to the holder of Rights (“Holder”) than the Subject Bid or permits the Locked-up Person to withdraw the Voting Shares to tender to another takeover bid or to support another transaction that contains an offering price that exceeds the offering price contained in the Subject Bid by a specified minimum amount not exceeding 7% of the offering price of the Subject Bid. A lock-up agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give a bidder an opportunity to match a higher price in another transaction as long as the Holder can accept another bid or tender to another transaction.

The Rights Plan requires that any lock-up agreement be made available to the Company and the public and also provides that under a lock-up agreement no “break up” fees, “top up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of: (i) 2.5% of the price or value payable under the Subject Bid to a Locked-up Person; and

(ii) 50% of the amount by which the price or value payable to a Locked-up Person under another takeover bid or transaction exceeds what such Locked-up Person would have received under the Subject Bid, can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Voting Shares to the Subject Bid or withdraws Voting Shares previously tendered thereto in order to deposit such Voting Shares to another takeover bid or support another transaction.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted (or deemed to be imprinted) on certificates for Voting Shares issued from and after the Record Time and are not to be transferable separately from the Voting Shares. From and after the Separation Time and prior to the Expiration Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Voting Shares.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire Voting Shares of the Company without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a “Permitted Bid”, meaning it is a takeover bid that is made by means of a takeover bid circular and complies with the following conditions:

(a)	the bid is made to all registered holders of Shares (other than Shares held by the offeror);

(b)

the offeror agrees that no Shares will be taken up or paid for under the bid for at least 105 days following the commencement of the bid, or such shorter minimum period that a takeover bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104 and that no Shares will be taken up or paid for unless at such date more than 50% of the outstanding Shares held by Shareholders other than the offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)	the offeror agrees that the Shares may be deposited to and withdrawn from the takeover bid at any time before such common shares are taken up and paid for; and

(d)

if on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, offeror shall make a public announcement of that fact and the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Shares.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid. A Permitted Bid and a Competing Permitted Bid under the Rights Plan both permit partial bids, which allow a bidder to make a takeover bid for less than 100% of the outstanding Shares.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the takeover bid is made by a takeover bid circular to all holders of Voting Shares. Where the waiver power is exercised for one takeover bid, the waiver will also apply to any other takeover bid for the Voting Shares made by a takeover bid circular to all holders of Voting Shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board, with the approval of a majority of the votes cast by Shareholders (or the Holders of Rights if the Separation Time had occurred) voting in person and by proxy, at an annual general meeting of the Shareholders duly called for that purpose, may redeem the Rights at $0.00001 per Right. Rights shall also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendments

The Board may amend the Rights Plan with the approval of a majority of the votes cast by Shareholders (or the Holders if the Separation Time has occurred) voting in person and by proxy at an annual general meeting of the Shareholders duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next annual general meeting of the Shareholders (or Holders, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

The full text of the Rights Plan is available for review on SEDAR under the Company’s profile at www.sedar.com.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, pass the Rights Plan Resolution, which must be passed by an affirmative vote of a majority of votes cast at the Meeting by Independent Shareholders.

Recommendation of the Board

The Board unanimously recommends that the Shareholders vote in favour of the Rights Plan Resolution.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the approval of the Rights Plan Resolution, the persons named in the enclosed Proxy will vote FOR the approval of the Rights Plan Resolution.

APPROVAL OF AMENDED AND RESTATED RESTRICTED SHARE UNIT AWARD PLAN

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass with or without variation, an ordinary resolution (the “RSU Plan Resolution”) to amend and restate the Company’s current restricted share unit award plan (the “2017 RSU Plan”) dated effective September 12, 2017, and approve and adopt the amended and restated restricted share unit award plan (the “2020 RSU Plan”).

Background

To promote the alignment of directors, officers and employees' interests with those of Shareholders, and to assist with the Company attracting, retaining and motivating its directors, officers and employees, the Company adopted the 2017 RSU Plan as part of its share-based incentive compensation for directors, officers and employees of the Company.

In response to recent guidance from proxy advisory firms on equity-based compensation plan proposals and compensation of non-employee directors, and upon further review and consideration by management, the Company is proposing to amend and restate the 2017 RSU Plan as summarized below. RSUs (as defined below) previously granted pursuant to the 2017 RSU Plan which remain outstanding as at the effective date of the 2020 RSU Plan will be governed by and subject to the terms of the 2017 RSU Plan, and RSUs granted subsequent to the effective date of the 2020 RSU Plan will be governed by and subject to the terms of the 2020 RSU Plan. Any Shares issuable upon exercise of RSUs granted under the 2017 RSU Plan will be included for the purpose of calculating the aggregate number of Shares that may be issuable pursuant to the 2020 RSU Plan combined with all of the Company’s other security based compensation arrangements. If the 2020 RSU Plan is approved and adopted, no further RSUs will be available for grant under the 2017 RSU Plan.

Other than as described below under the heading “Summary of Proposed Amendments”, the terms of the 2020 RSU Plan will remain the same as those of the 2017 RSU Plan. A blackline copy of the 2020 RSU Plan showing the amendments to the 2017 RSU Plan is set out in Appendix “A” hereto. A summary of the material terms of the 2017 RSU Plan and the proposed 2020 RSU Plan is set out below. The below summary is qualified in its entirety by the full text of the 2020 RSU Plan set out in Appendix “A” and the full text of the 2017 RSU Plan, which is available for review on SEDAR under the Company’s profile at www.sedar.com.

Summary of 2017 RSU Plan

All directors, officers and employees of the Company are eligible to participate in the 2017 RSU Plan (“Award Participants”). Award Participants may be awarded a restricted share unit award (an “RSU”), from time to time at the discretion of the Compensation Committee. Each RSU confers on their holder the right to receive one Share from treasury (subject to adjustment in accordance with the 2017 RSU Plan), upon the completion of certain conditions during such periods as the Compensation Committee shall establish.

The maximum number of Shares that may be issuable pursuant to the 2017 RSU Plan is 5,000,000, representing 1.76% of the outstanding Shares as at the Record Date. In addition, the aggregate number of Shares that may be issuable pursuant to the 2017 RSU Plan combined with all of the Company’s other security based compensation arrangements, including the any stock option plans, shall not exceed 10% of the outstanding Shares. The number of Shares that may be issued under any RSU will be determined by the Compensation Committee, provided that the number of Shares reserved for issuance to any one Award Participant pursuant to the 2017 RSU Plan combined with all of the Company’s other security compensation based arrangements, including the 2017 Option Plan (as defined below), within any one year period shall not, in aggregate, exceed 5% of the total number of outstanding Shares and the number of Shares (i) issuable, at any time, to Award Participants that are insiders of the Company and (ii) issued to Award Participants that are insiders of the Company within any one year period pursuant to the 2017 RSU Plan, or when combined with all of the Company’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance from treasury of Shares shall not, in aggregate, exceed 10% of the total number of outstanding Shares. Rights or interests of an Award Participant under the 2017 RSU Plan may not be assigned except pursuant to a will or by the laws of succession and distribution.

Under no circumstances shall RSUs be considered Shares nor entitle an Award Participant to any rights as a Shareholder, including, without limitation, voting rights, distribution entitlements (other than as set out below) or rights on liquidation. Fractional Awards (as defined in the 2017 RSU Plan) may accrue pursuant to the 2017 RSU Plan. Each RSU will be payable in Shares. The Company is authorized to take such steps as may be necessary to ensure all Applicable Withholding Taxes (as defined in the 2017 RSU Plan) are withheld, deducted and remitted as required by law. RSUs credited to an Award Participant shall count towards such employee’s ownership requirements as prescribed from time to time by the Board.

RSUs granted pursuant to the 2017 RSU Plan will typically have a vesting term of three years, subject to the discretion of the Compensation Committee to determine a different vesting schedule for any RSU. Except as otherwise determined by the Compensation Committee, upon the termination of an Award Participant s employment (as determined under criteria established by the Compensation Committee), including by way of death, retirement, disability, termination without cause and termination for cause during the term of an RSU, all unvested RSUs held by the Award Participant shall be forfeited and cancelled; provided, however, that the Compensation Committee may, if it determines that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions or conditions with respect to any such RSU.

Any unvested RSUs issued to an Award Participant at the time of a Merger and Acquisition Transaction (as defined in 2017 RSU Plan) shall immediately vest if either (i) the Award Participant is either terminated without cause or resigns with good reason (as such term has been defined under common law, including any reason that would be considered to amount to constructive dismissal by a court of competent jurisdiction) from their position with the Company within the period ending 12 months from the date of the completion of the Merger and Acquisition Transaction, or (ii) the Compensation Committee, acting reasonably, determines that an adjustment to the number and type of Shares (or other securities or other property) issuable pursuant to an RSU resulting from a Merger and Acquisition Transaction is impractical or impossible. In such an event, the Compensation Committee shall, acting reasonably, determine the extent to which the Award Participant met the conditions for vesting of RSUs.

The administration of the 2017 RSU Plan shall be subject to and performed in conformity with all applicable laws, regulations, orders of governmental or regulatory authorities and the requirements of any stock exchange on which the Shares are listed. Each Award Participant shall comply with all such laws, regulations, rules, orders and requirements, and shall furnish the Company with any and all information and undertakings, as may be required to ensure compliance therewith.

The 2017 RSU Plan provides that the Company may make any amendment to any RSU or the 2017 RSU Plan with the approval of Shareholders, including any amendment that would:

(a)	increase the number of Shares, or rolling maximum, reserved for issuance under the 2017 RSU Plan;

(b)	extend the term of an RSU beyond its original expiry time; or

(c)	result in any modification to the amendment provisions of the 2017 RSU Plan.

The 2017 RSU Plan also permits the Company to make any amendment other than those listed above without prior approval of Shareholders, including:

(a)	amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

(b)	amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including the Toronto Stock Exchange (the “TSX”);

(c)	amendments to any vesting provisions of an RSU; and

(d)	amendments to the expiration date of an RSU that does not extend the term of an RSU past the original date of expiration for such RSU.

Summary of Proposed Amendments

Other than as described below, the terms of the 2020 RSU Plan will remain the same as those of the 2017 RSU Plan.

The 2020 RSU Plan, if approved by Shareholders, will be amended as follows:

1.

Set the maximum aggregate number of Shares issuable pursuant to the exercise of RSUs granted under the 2020 RSU Plan and the 2017 RSU Plan at 6,746,579 Shares and, combined with all of the Company’s other security based compensation arrangements, including the Company’s stock option plans, to not exceed in aggregate 8% of the Shares issued and outstanding at the time of grant (including Shares issuable upon exercise of any RSUs granted under the 2017 RSU Plan). There are currently 1,746,579 RSUs issued under the 2017 RSU Plan, and no further RSUs will be available for grant under the 2017 RSU Plan.

2.

Amendment to the Insider Participant Limit (as defined in the 2020 RSU Plan) to reduce the number of Shares issuable to Insiders (as defined in the 2020 RSU Plan), when combined with all of the Company’s other security based compensation arrangements, to not exceed 8% of the issued and outstanding Shares at any time or in any 12 month period.

3.

Amendment to how vested RSUs will be payable to Award Recipients (as defined in the 2020 RSU Plan) such that they may be paid in either Shares (subject to adjustment in accordance with the 2020 RSU Plan), or cash. Within 60 business days of the vesting dates of RSUs, the Compensation Committee, in its sole and absolute discretion, will, based on the Fair Market Value (as defined in the 2020 RSU Plan) on the applicable vesting date, have the option of settling payment for such RSUs in cash, in Shares issued from treasury or by any combination of such methods. An Award Participant will not have any right to demand, to be paid in, or to receive Shares in respect of an RSU, at any time. Notwithstanding any election made by the Company to settle any RSU or a portion thereof in Shares, the Company reserves the right to change its election at any time up until payment is actually made, and the Award Participant will not have the right, at any time, to enforce settlement in the form of Shares or cash, as applicable.

Any amount payable to an Award Participant in respect of an RSU will be paid as soon as practicable following the relevant vesting date, and in any event within 60 days thereof. To the extent an RSU is to be payable in Shares, one Share will be issued from treasury for each whole RSU, and the Company will register and deliver certificates for such Shares to the Award Participant by first class insured mail, unless otherwise instructed. To the extent an RSU is to be payable in cash, the amount of cash will be determined as of the close of business on the relevant vesting date as a product of: (a) the number of RSUs payable in cash, and (b) the Fair Market Value of such RSUs.

4.

Amendment to the limitations on the number of Shares per Award Recipient to include a limitation on the number of Shares that may be granted to Non-Employee Directors (as defined in the 2020 RSU Plan). No RSU will be granted to any Non-Employee Director if such grant would, at the time of the grant, result in the aggregate value of RSUs and the grant value of Shares granted to the Non-Employee Director during the Company’s fiscal year pursuant to other security based compensation arrangements of the Company (together, “Full Value Awards”), exceeding $150,000. Any Full Value Award elected to be received by a Non- Employee Director, in the Non-Employee Director’s discretion, in place of the same value of foregone cash compensation from the Company will not be counted toward the $150,000 limit. This limit will also not apply to one time initial grants to new directors who would be Non-Employee Directors upon joining the Board as compensation for serving on the Board. The Company may only remove or exceed this limit with the prior approval of disinterested Shareholders by ordinary resolution.

5.	Amendment to the definition of “Eligible Person” to permit the grant of RSUs to Consultants (as defined in the 2020 RSU Plan).

The Board believes that the proposed amendments are in the best interest of the Company and its Shareholders. The TSX has conditionally approved the 2020 RSU Plan and the listing of the Shares issued pursuant to the 2020 RSU Plan. Listing is subject to the Company fulfilling all of the listing requirements of the TSX.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, pass the RSU Plan Resolution, as follows:

“RESOLVED, as an ordinary resolution, THAT:

1.	the 2020 RSU Plan is hereby confirmed and approved;

2.

the reservation under the 2020 RSU Plan and the 2017 RSU Plan of up to a maximum of 6,746,579 Shares, subject to the limitations set out in the 2020 RSU Plan, is hereby authorized and approved, and no further RSUs shall be granted under the 2017 RSU Plan; and

3.

any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents, agreements and instruments, and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such act or thing.”

Recommendation of the Board

The Board unanimously recommends that the Shareholders vote in favour of the RSU Plan Resolution.

Unless the shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the approval of the RSU Plan Resolution, the persons named in the enclosed Proxy will vote FOR the approval of the RSU Plan Resolution.

AMENDMENT AND APPROVAL OF STOCK OPTION PLAN

The Company’s current stock option plan, which was initially adopted on June 28, 2011, as subsequently amended on June 13, 2012, June 9, 2015 and September 12, 2017 (the “2017 Option Plan”), is a “rolling” plan as characterized by TSX policy pursuant to which the aggregate number of Shares reserved for issuance thereunder may not exceed, at the time of grant, in aggregate 10% of the Company’s issued and outstanding Shares from time to time. TSX policy requires that shareholder approval for “rolling” stock option plans and all unallocated options under such stock option plans must be obtained every three years, and the 2017 Option Plan was last approved and confirmed by Shareholders at the annual general and special meeting of Shareholders held on September 12, 2017.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass with or without variation, an ordinary resolution (the “Option Plan Resolution”) to amend and restate the Company’s current stock option plan (the “2017 Option Plan”) dated effective September 12, 2017, approve and adopt the amended and restated stock option plan (the “2020 Option Plan”) as well as approve all unallocated options under the 2020 Option Plan.

In response to recent guidance from proxy advisory firms on equity-based compensation plan proposals and compensation of non-employee directors, and upon further review and consideration by management, the Company is proposing to amend and restate the 2017 Option Plan as summarized below. Options previously granted pursuant to the 2017 Option Plan which remain outstanding as at the effective date of the 2020 Option Plan will be governed by and subject to the terms of the 2017 Option Plan, and options granted pursuant to 2020 Option Plan will be governed by and subject to the terms of the 2020 Option Plan. Any Shares issuable upon exercise of options granted under the 2017 Option Plan will be included for the purpose of calculating the maximum shares issuable pursuant to the 2020 Option Plan. If the 2020 Option Plan is approved and adopted, no further options will be available for grant under the 2017 Option Plan.

Other than as described below under the heading “Summary of Proposed Amendments”, the terms of the 2020 Option Plan will remain the same as those of the 2017 Option Plan. A blackline copy of the 2020 Option Plan is set out in Appendix “B” to this Information Circular. A summary of the material terms of the 2017 Option Plan and the proposed amendments is set out below. The below summary is qualified in its entirely by the full text of the 2020 Option Plan set out in Appendix “B” and the full text of the 2017 Option Plan, which is available for review on SEDAR under the Company’s profile at www.sedar.com.

Summary of 2017 Option Plan

Currently, the material terms of the 2017 Option Plan are as follows:

1.

For as long as the Company is listed on the TSX Venture Exchange, the number of Shares subject to each option is determined by the Board, or if appointed, by a committee of directors appointed from time to time by the Board, provided, at the time the options are granted, that:

(a)	the number of Shares subject to options, in the aggregate, not exceed 10% of the Company’s then issued Shares;

(b)	no more than 5% of the issued Shares may be granted to any one optionee in any 12 month period (unless the Company has obtained “disinterested” Shareholder approval);

(c)	no more than 2% of the issued Shares may be granted to any one consultant in any 12 month period;

(d)	no more than an aggregate of 2% of the issued Shares may be granted to persons employed to provide “investor relations activities” in any 12 month period;

(e)	no more than 10% of the issued Shares may be granted to insiders in any 12 month period; and

(f)

subject to any longer vesting period as may be set out in the related Option Agreement, an option granted to a consultant performing investor relations activities shall vest in stages over 12 months with no more than 25% of the Shares subject to the option vesting in any three-month period.

2.	For so long as the Company is listed on the TSX, grants under the 2017 Option Plan are subject to the following limitations:

(a)

Shares issuable to insiders under the 2017 Option Plan at any time, when combined with all of the Company’s other security based compensation arrangements, may not exceed 10% of the issued and outstanding Shares; and

(b)

Shares issued to Insiders (as defined in the 2017 Option Plan) under the 2017 Option Plan, when combined with all of the Company’s other security based compensation arrangements, shall not exceed 10% of the issued and outstanding Shares in any 12 month period.

3.

For so long as the Company is listed on the TSX Venture Exchange, the exercise price of the options cannot be set at less than the last closing price of the Shares on the TSX Venture Exchange on the day before the date on which the options are granted by the Company, less the maximum allowable discount from market as may be permitted under the policies of the TSX Venture Exchange, if any, or such other minimum exercise price as may be required by the TSX Venture Exchange.

4.

For so long as the Company is listed on the TSX, the exercise price of the options cannot be set at less than the volume weighted average trading price of the Shares for the five trading days (on which at least one board lot of the Shares was traded) before the date on which the options are granted by the Company, or such other minimum exercise price as may be required by the TSX.

5.	The options may be exercisable for a period of up to five years.

6.

All options are non-assignable and non-transferable, except as specifically provided in the 2017 Option Plan in the event of death of an optionee and, if issued to insiders or granted at an exercise price less than market price.

7.

The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time provided that options granted to consultants performing “investor relations activities” must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

8.

An option can only be exercised by the optionee and only so long as the optionee is a director, officer, employee or consultant of the Company, any of its subsidiaries or a management company employee or within a reasonable period of time, not to exceed one year, after the optionee ceases to be in at least one of such positions to the extent that the optionee was entitled to exercise the option at the date of such cessation.

9.

In the event of death of an optionee, the option previously granted to him shall be exercisable as to all or any of the Shares in respect of which such option has not previously been exercised at the date of the optionee’s death (including in respect of the right to purchase Shares not otherwise vested at such time), by the legal representatives of the optionee at any time up to and including (but not after) a date one year following the date of death of the optionee or the expiry time of the option, whichever occurs first.

10.

Any unvested option issued at the time of a Merger and Acquisition Transaction (as defined in the 2017 Option Plan) shall immediately vest if either (i) the optionee is either terminated without cause or resigns with good reason (as such term has been defined under common law, including any reason that would be considered to amount to constructive dismissal by a court of competent jurisdiction) from their position with the Company within the period ending 12 months from the date of the completion of the Merger and Acquisition Transaction, or (ii) the Compensation Committee, acting reasonably, determines that an adjustment to the number and type of Shares resulting from a Merger and Acquisition Transaction is impractical or impossible. In such an event, the Compensation Committee shall, acting reasonably, determine the extent to which the optionee met the conditions for vesting of options.

11.

Disinterested Shareholder approval for any reduction in the exercise price of a previously granted option, if and as required by the TSX, shall be obtained prior to the exercise of such options if the optionee is an “insider” of the Company at the time of the proposed reduction.

12.

If an option expiry date falls on a date which is during or within 2 business days from an applicable trading blackout, the expiry date will be extended to 10 days following the expiration of the blackout period.

13.

The Board may amend the 2017 Option Plan at any time; provided, however that no such amendment may, without the consent of an optionee, adversely alter or impair any option previously granted to such optionee. Any amendment to be made to the 2017 Option Plan or an option is subject to the prior approval of the TSX and the Shareholders, if required by the rules of the TSX. The Board has the power and authority to approve amendments relating to the 2017 Option Plan or a specific option without further approval of the Shareholders, to the extent that such amendments are, among other things: (i) amendments of a “housekeeping” nature, including those required to clarify any ambiguity or rectify any inconsistency in the 2017 Option Plan; (ii) amendments necessary to comply with any changes required by applicable regulatory authorities having jurisdiction over securities of the Company from time to time including, but not limited to, the TSX or other mandatory provisions of applicable law; (iii) amendments which are advisable to accommodate changes in tax laws; (iv) extension of accelerated expiry dates to, but not beyond, the expiry date originally set at the time of the option grant; (v) amendments to the vesting provisions of any option granted under the 2017 Option Plan; and (vi) amendments to the terms of options in order to maintain option value in connection with an adjustment in the Shares.

14.

None of the following amendments to the 2017 Option Plan may be made unless Shareholder approval is obtained: (i) to increase the maximum number of Shares issuable under the 2017 Option Plan; (ii) to reduce the Exercise Price (as defined in the 2017 Option Plan) of an option held by an insider of the Company; (iii) to extend the term of any options held by insiders of the Company, other than an extension during a Black Out Period (as defined in the 2017 Option Plan); (iv) to remove or to exceed the Insider Participation Limit (as defined in the Option Plan); (vi) to permit the grant of an option with an Option Period (as defined in the 2017 Option Plan) of more than 5 years from the grant date; (vii) to amend the non-assignability provision contained in the 2017

Option Plan, except as otherwise permitted by the TSX or for estate planning or estate settlement purposes; (viii) to expand the class of optionees to whom options may be granted under the 2017 Option Plan; and (ix) to amend the amendment provisions in the 2017 Option Plan.

15.

Amendments to the 2017 Option Plan for the following require disinterested Shareholder approval, amendments that: (i) could result in a reduction in the exercise price of an option if the optionee is an insider of the Company at the time of the proposed amendment; (ii) an extension of the Option Period of an option if the optionee is an insider of the Company at the time of the proposed amendment; or (iii) any action to remove or to exceed the Insider Participation Limit.

The full text of the 2017 Option Plan is available for review on SEDAR under the Company’s profile at www.sedar.com.

Summary of Proposed Amendments

Other than as described below, the terms of the 2020 Option Plan will remain the same as those of the 2017 Option Plan. The 2020 Option Plan, if approved by Shareholders, will be amended as follows:

1.

Reduction of the maximum aggregate number of Shares issuable pursuant to the exercise of options granted under the 2020 Option Plan, combined with all of the Company’s other security based compensation arrangements, including the 2017 RSU Plan and 2020 RSU Plan, from time to time to not exceed in aggregate 8% of the Shares issued and outstanding at the time of grant (including Shares issuable upon exercise of any 2017 Option Plan options). No further options will be available for grant under the 2017 Option Plan.

2.

Amendment to the Insider Participant Limit to reduce the number of Shares issuable to Insiders, when combined with all of the Company’s other security based compensation arrangements, to not exceed 8% of the issued and outstanding Shares at any time or in any 12 month period.

3.

Amendment to the limitations on the number of option Shares per optionee to include a limitation on the number of options that may be granted to Non-Employee Directors (as defined in the 2020 Option Plan) (the “Non-Employee Director Limit”). No option may be granted to any Non-Employee Director if such grant would, at the time of the grant, result in:

(a)	the aggregate value of options granted to the Non-Employee Director during the Company’s fiscal year exceeding $100,000; or

(b)

the aggregate value of options and, in the case of Full Value Awards (as defined in the 2020 Option Plan), the grant value of Shares granted to the Non-Employee Director during the Company’s fiscal year exceeding $150,000. Any Full Value Award elected to be received by a Non-Employee Director, in the Non-Employee Director’s discretion, in place of the same value of foregone cash compensation from the Company will not be counted toward the $150,000 limit. This limit will also not apply to one time initial grants to new directors who would be Non-Employee Directors upon joining the Board as compensation for serving on the Board.

4.

Amendment to the termination of employment provisions to mandate that a vested option can only be exercised by an optionee so long as the optionee is a director, officer, employee or consultant of the Company, any of its subsidiaries or a management company employee, or, if the optionee ceases to be in at least one of such positions, the earlier of 90 days after such time and the expiry date of the option, or as otherwise provided for in the option agreement governing such option.

5.

Amendment to the termination of employment provisions to mandate that if an optionee ceases to be a director, officer, employee, consultant or management company employee of the Company and any of its subsidiaries due to death or Disability (as defined in the 2020 Option Plan) or, in the case of an optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, each vested option held by the optionee will be exercisable at any time up to but not after the earlier of the expiry date of the option or the date that is 12 months after the date of death or Disability.

6.

Amendment to the termination of employment provisions to mandate that if an optionee or, in the case of an option granted to an optionee who is an individual consultant or management company employee, the optionee’s employer:

(a)	ceases to be employed or engaged by the Company and any of its subsidiaries for cause;

(b)

ceases to be a director, officer, employee, consultant or management company employee of the Company and any of its subsidiaries by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order; or

(c)	ceases to be eligible to hold office as a director of the Company and any of its subsidiaries under the provisions of the applicable corporate statute,

each vested option held by the optionee shall be exercisable at any time up to but not after the earlier of the expiry of the option and the date on which the optionee ceases to be in at least one of the foregoing categories.

7.

Amendment to the provisions mandating the approvals necessary to amend the terms of the 2020 Option Plan to require prior approval of Shareholders to reduce the exercise price of any outstanding options, extend the option period of any outstanding options (except where an option period is extended because it would have occurred during a blackout period), remove or exceed the Non-Employee Director Limit, and add or change the provisions relating to any form of financial assistance provided by the Company to participants that would facilitate the purchase of securities under the 2020 Option Plan.

8.	Amendment of certain provisions to remove references to, and limitations prescribed by, the TSX Venture Exchange.

The Board believes that the proposed amendments to the 2020 Option Plan are necessary and in the best interest of the Company and its Shareholders, and will ensure compliance with the policies of the TSX. The TSX has conditionally approved the 2020 Option Plan and the listing of the Shares issued pursuant thereto. Listing is subject to the Company fulfilling all of the listing requirements of the TSX.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass the Option Plan Resolution, as follows:

“RESOLVED, as an ordinary resolution, THAT:

1.	the 2020 Option Plan is hereby confirmed and approved;

2.

the reservation under the 2020 Option Plan of up to a maximum of 8% of the Shares, on a rolling basis, subject to the limitations set out in the 2020 Option Plan, as at the time of granting of the stock option pursuant to the 2020 Option Plan, be and the same is hereby authorized and approved and the Company shall have the ability to continue granting options under the 2020 Option Plan until June 24, 2023, the date that is three (3) years from the date of the Meeting at which shareholder approval of the 2020 Option Plan is being sought; and

3.

any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents, agreements and instruments, and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such act or thing.”

Recommendation of the Board

The Board unanimously recommends that the Shareholders vote in favour of the Option Plan Resolution.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the approval of the Option Plan Resolution, the persons named in the enclosed Proxy will vote FOR the approval of the Option Plan Resolution.

PART 4 - EXECUTIVE COMPENSATION

As defined under applicable securities legislation, the Company had five “Named Executive Officers” during the financial year ended December 31, 2019 as set out below:

Jonathan T. Awde	-	President and Chief Executive Officer
Michael N. Waldkirch	-	Chief Financial Officer
Donald Harris	-	General Manager
Glenn Kumoi	-	Vice-President General Counsel and Corporate Secretary
Mark Laffoon	-	Project Director

Definitions: For the purpose of this Information Circular:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“closing market price” means the price at which the Company’s security was last sold, on the applicable date,

(a)	in the security’s principal marketplace in Canada, or

(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“external management company” includes a subsidiary, affiliate or associate of the external management company;

“grant date” means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)

each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company’s Named Executive Officers.

The Company’s policies on compensation and 2019 Compensation Philosophy and Objectives (“2019 Compensation Philosophy”) are intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of the Company, with the key objective of creating long-term value for shareholders. The 2019 Compensation Philosophy provides that:

(a)	long-term success will be dependent upon the speed and progress achieved towards the building and profitable operation of gold mines;

(b)	the Company needs an executive team with experience, expertise and motivation to achieve its objectives in an efficient, effective and timely manner;

(c)	the Company operates in a competitive marketplace with limited executive talent and needs to attract and retain high-calibre individuals to achieve its objectives;

(d)

the Company’s executive compensation approach emphasizes performance-based incentives that reward its executives for the achievement of specific business goals including year over year progress towards mine building and production;

(e)

base salary, short-term incentive compensation (discretionary cash bonuses) ( “STIP” ) and long-term incentive compensation (stock options or RSUs) ( “LTIP” ) are the programs currently available for executive compensation;

(f)	the Company assesses target performance and superior performance when it assesses executive performance, at both the corporate and personal levels;

(g)

target performance will result in total direct compensation at approximately the median of the Compensation Peer Group (as defined below) and superior performance should be rewarded at, or above, the 75th percentile of the Compensation Peer Group;

(h)	the level of executive total direct compensation should, over the long term, be aligned with the total shareholder return of the Company compared to the Compensation Peer Group; and

(i)

the Compensation Committee and the Board retain the discretion to adjust individual performance objectives during the year to ensure they remain aligned with the evolving priorities of the Company. Discretion may also be exercised to increase or decrease payout levels based on an overall assessment of (a) the Company’s overall financial condition and operating performance, (b) the Company’s share price and total shareholder return, (c) the Company’s progress towards the completion of key technical reports, (d) Canadian and global market conditions impact on the performance of gold exploration and development companies, and (e) the Company’s ability to pay a short term-incentive reward. This additional judgement may include the adjustment of the form of payments for short- term and long-term incentives and provides flexibility to make reasonable exceptions when necessary.

Neither the Company’s directors nor its NEOs are permitted to purchase financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Company to such individuals as compensation or held, directly or indirectly, by the director or NEO.

Goals and Objectives

The Board has established the Compensation Committee which is currently comprised of Alex Morrison (Chair), Robert J. McLeod and Jamie D. Strauss.

The purpose of the Compensation Committee is to make recommendations to the Board regarding the following: (a) executive compensation (including philosophy and programs); (b) management development and succession; (c) compensation of the members of the Board; and (d) broadly applicable compensation and benefit programs; however, it is the Board as a whole who is responsible for determining the final compensation (including long-term incentive in the form of stock options and RSUs) to be granted to the Company’s executive officers and directors to ensure that such arrangements reflect the responsibilities and risks associated with each position. Additionally, the exercise of discretion by both the Compensation Committee and the Board in determining final compensation is key to producing a fair and reasonable result. Management directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board with considerable input as to executive compensation.

As an advanced exploration and development natural resource issuer, the Company’s executive compensation program focuses primarily on rewarding the efforts of its executives in increasing Shareholder value and meeting the goals and objectives established by the Board for the Company as a whole and each executive on an individual basis. The Compensation Committee is responsible for reviewing executive compensation with respect to the achievement of these goals on an annual basis and making recommendations to the Board with input from the Company’s CEO. In doing so, the Compensation Committee recognizes the importance of ensuring that overall compensation for Named Executive Officers is not only internally equitable, but also competitive within the market segment for advanced exploration and development natural resource issuers. Specifically, the Compensation Committee’s review and evaluation includes measurement of, among others, the following areas: the achievement of corporate objectives, exploration programs, discoveries and other successes, progress on development, progress on permitting, share price performance, maintaining expenditures within budgets, ensuring a safe and healthy workplace with no environmental breaches and successes with other challenges facing the Company. The Compensation Committee also takes into consideration the value of similar incentive awards to executive officers at comparable companies and the awards given to executive officers in past years.

The goal of the Compensation Committee is to meet at least twice a year to assess, evaluate, monitor and make recommendations to the Board regarding appropriate executive compensation policies as well as succession planning and will meet more frequently if required.

As set out below, decisions relating to option grants and RSU grants are made by the Board based on input from the Compensation Committee and CEO, as applicable, and having regard to the intended purpose of such grants as long-term incentives.

The Board considers the implications of potential risks associated with the Company’s compensation policies and practices, and has adopted practices to identify and mitigate these risks, including:

(a)	capping STIP payouts while not providing a minimum STIP payout;

(b)	providing a mix of compensation between salary and scorecard-related STIP and LTIP incentives, with a high percentage of salary “at risk” for STIP and LTIP payouts;

(c)	consideration of strategic objectives in deciding future compensation; and

(d)

retaining discretion of the Compensation Committee to alter both the means of compensation, between cash and equity incentives, as well as the quantum of compensation, based on the Company’s financial status.

Share Ownership Guidelines and Compensation Recoupment Policy

The Company has also adopted share ownership guidelines to align the interests of non-employee directors and officers of the Company with those of the Shareholders. For non-employee directors, these guidelines essentially provide that by no later than 5 years after their appointment or election to the Board, each non-employee director shall hold Shares or RSUs having an aggregate value equal to three times the total base cash retainer then payable to a respective director at the time of their appointment or election to the Board. For officers, by no later than five years after their appointment as officer of the Company, each officer shall hold Shares or RSUs with an aggregate value equal to the annual base cash salary then payable to a respective officer at their time of appointment as an officer. As at the date of this Information Circular, each non-employee director and each officer of the Company holds Shares and RSUs with an aggregate value equal to or in excess of the prescribed amounts, with the exception of Donald Harris, who was recently appointed as an officer of the Company in February, 2019, and has approximately three and a half more years to reach the prescribed amount.

The Company has also adopted a compensation recoupment policy which exemplifies the Company’s dedication to maintaining a culture that emphasizes integrity and accountability. This policy provides for the recoupment of certain executive compensation in the event an accounting restatement results from material non-compliance with financial reporting requirements or fraud.

Executive Compensation Program

As noted above, the Board’s compensation philosophy is aimed at attracting and retaining quality and experienced people that are critical to the success of the Company.

Executive compensation is comprised of three principal elements: base fee or salary, STIP and LTIP. In the future, the Company may consider the use of a medium-term incentive plan (consisting of cash and/or RSUs and stock options) upon the achievement of specific medium-term, value enhancing milestones towards building and operating a mine.

The levels of awards for base fee or salary, STIP and LTIP will be made with reference to a group of comparative companies at the mining development stage. The Compensation Committee, in consultation with management, has approved a peer group of the following companies, which was recommended to the Board and approved, for the 2019 fiscal year (the “Compensation Peer Group”):

  Ascot Resources Ltd.;

  Bear Creek Mining Corp.;

  Belo Sun Mining Corp.;

  Corvus Gold Inc.;

  Falco Resources Inc.;

  NGEx Resources Inc.;

  Osisko Mining Inc.;

  Sabina Gold & Silver Corp.; and

  Seabridge Gold Inc.

Base fee or salary is intended to be competitive with, but not at the high end of the range of, similar issuers in the advanced exploration and development stage of the junior natural resources market. After base fee or salary, stock options and RSUs are considered to be long-term incentives and the most important form of long-term compensation, as they provide incentive to build Shareholder value and align compensation with Shareholder experience. The number of stock options and/or RSUs granted is proportional to the recipient s position in the Company and tied to meeting targets and stretch goals in accordance with the compensation scorecard. Bonuses are the least important of the three components and are determined at year-end in accordance with the 2019 Compensation Philosophy. It is anticipated that, if granted, they will be equal to a percentage of base fee or salary and relate to performance against metrics in the compensation scorecard.

Total direct compensation for NEOs (base salary plus STIP plus LTIP) for “target” performance will be at approximately the median compensation of the Compensation Peer Group. “Superior” performance will be rewarded at or above the 75th percentile of the compensation of the Compensation Peer Group through the use of STIP and LTIP awards linked to performance. Compensation is intended to, over the long term, be aligned with the total Shareholder return of the Company compared to the Compensation Peer Group.

Each element has a different function, as described in greater detail below, but all elements work together to reward the Named Executive Officers appropriately for personal and corporate performance.

Base Fee or Salary

Base fees or salaries are considered an essential element in attracting and retaining the Company’s senior executives (including the Named Executive Officers) and rewarding them for corporate and individual performance. Base fees or salaries midpoints are established each year by evaluating the median salaries of the companies in the Compensation Peer Group.

Base fees or salaries are reviewed annually by the Board and are adjusted, if appropriate, to reflect performance and market changes taking into account the recommendations of the Compensation Committee.

In addition to base fee or salary, the Named Executive Officers are reimbursed by the Company for reasonable out-of-pocket expenses incurred in connection with their employment with the Company.

Salary Reviews

In 2019, the Board did not authorize any increases to the base salaries paid to certain Named Executive Officers, as set out in the “Summary Compensation Table” below, other than to Donald Harris who received an increase in base salary when promoted to General Manager, and Mark Laffoon who received an increase to base salary when promoted to Project Director, both in 2019.

Overall Approach

In 2019, awards for STIP and LTIP were based on actual performance and measured using a written annual compensation scorecard. Each Named Executive Officer received a score for corporate performance based against corporate objectives out of 70 points, and for personal performance against personal objectives out of 30 points, totalling 100 points. In 2019, the five corporate objectives were as follows: finding a new relevant discovery, adding ounces to the Company’s mineral inventory, announcing a Preliminary Feasibility Study (“PFS”) possessing robust economic potential, maintaining expenditures within budget, and outperforming peer group share price performance.

The Company was successful on its mineral inventory, PFS and budgetary objectives, and had less success on the relevant discovery and share price performance objectives. This overall performance translated into a corporate score of 35.7 points out of a total 70 points or 51%. On personal performance, the Named Executive Officer’s scores had a range from 92% to 94%, as they were all successful in advancing their respective personal objectives. Where a Named Executive Officer was appointed mid-year, their STIP and LTIP are calculated on a pro rata basis based on the determination of the Compensation Committee of such pro rata amount.

Short-Term Incentives (“STIP”)

The STIP for senior executives (including the Named Executive Officers) is provided through a target cash bonus consisting of a percentage of the base salary based on actual performance and measured using a written annual scorecard. First implemented in 2016, the scorecard consists of objectives relating to key strategic goals aligned to Shareholder value, personal metrics as well as health, safety and environmental (“HS&E”) requirements as set out in the compensation scorecard. In the event that HS&E metrics are not achieved, the Compensation Committee will consider appropriate reductions, which may impact as much as 100% of the STIP.

To facilitate a performance-based approach, annual STIP awards (as a percentage of base salary) are available to each NEO as follows:

Position	Percentage of Salary at “Target” Performance	Percentage of Salary at “Superior” Performance
Chief Executive Officer	60%	90%
Chief Financial Officer	40%	60%
General Manager	40%	60%
VP General Counsel and Corporate Secretary	40%	60%
Project Director	40%	60%

“Target” performance will represent expected levels of execution against performance targets and will result in total cash compensation (base salary plus STIP) at approximately the median cash compensation of the Compensation Peer Group.

“Superior” performance will represent advanced levels of execution against performance targets and will result in total cash compensation (base salary plus STIP) at or above the 75th percentile of cash compensation of the Compensation Peer Group.

Given the current stage of development of the Company, stretched targets, if relevant, will also be considered in the overall assessment of amount of STIP to be paid to the senior executives.

Long-Term Incentives (“LTIP”)

The LTIP for senior executives (including the Named Executive Officers) is currently provided through stock option grants under the 2017 Option Plan and RSU grants under the 2017 RSU Plan.

Each Named Executive Officer is eligible for option grants and RSU grants as determined by the Board, based on the recommendation of the Compensation Committee following the scoring of the compensation scorecard. Named Executive Officers, subject to their position within the Company, are eligible for a percentage of their base salary for LTIP allocation. This figure is then adjusted depending on the scorecard score between 0 - 200% (with 100% being target and up to 200% for targets being significantly exceeded). Following any discretionary adjustments by the Compensation Committee, half of the awarded LTIP value is provided in stock options using a Black-Scholes option value to determine the number of options issued and the remaining half of the awarded LTIP value is awarded in RSUs using the higher of: (i) the 5-day trading volume weighted average of Shares on the TSX; and (ii) the closing price of the Shares on the TSX on the date of issuance, to determine the number of RSUs issued.

The value of LTIP will be based on Company performance and annual LTIP grants for “target” performance as follows:

Position	Grant Value at “Target”
Chief Executive Officer	$500,000
Chief Financial Officer	$250,000
General Manager	$250,000
VP General Counsel and Corporate Secretary	$250,000
Project Director	$250,000

The value of LTIP grants may be increased if the Company performance is above “target”.

Participation in the 2017 Option Plan and the 2017 RSU Plan is considered to be a critical component of compensation that provides incentive to the Named Executive Officers to create long-term growth and Shareholder value, as the value of the stock options and the RSUs are directly dependent on the market valuation of the Company. As such, stock options and RSUs reward overall corporate performance, as measured through the price of the Shares, and enables executives to acquire and maintain a meaningful ownership position in the Company.

2017 Option Plan

The 2017 Option Plan and the 2020 Option Plan, which Shareholders are being asked to vote to approve at the Meeting, provide for the grant of options to directors, senior officers, Employees, Management Company Employees, Consultants and Consultant Companies of the Company and its Affiliates (as those terms are defined in the each plan).

The 2017 Option Plan permits the granting of options to purchase up to a maximum of 10% of the issued and outstanding Shares on a non-diluted basis. If the 2020 Option Plan is approved by Shareholders at the Meeting, it will permit the granting of options to purchase up to a maximum of 8% of the issued and outstanding Shares on a non-diluted basis. The maximum number of Shares issuable to insiders, when combined with all of the Company’s other security based compensation arrangements, shall not exceed 10% of the issued and outstanding Shares, at any time or in any 12 month period under the 2017 Option Plan, and, if the 2020 Option Plan is approved, shall not exceed 8% of the issued and outstanding Shares, at any time or in any 12 month period. The options granted under the 2017 Option Plan and 2020 Option Plan may be exercisable for the period determined by the Board at the time of grant, subject to the terms of such plans and the policies of the TSX.

Stock options are normally granted by the Board when an executive officer or director first joins the Company based on his or her level of responsibility within the Company. The Board also evaluates the number of options an executive officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants. The exercise price of options shall not be less than the Market Price (as defined in the 2017 Option Plan and the 2020 Option Plan) of the Shares. The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time.

A summary of the material terms of the 2017 Option Plan and the proposed 2020 Option Plan is set out under the heading “Approval of Amended and Restated Stock Option Plan”.

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the stock options granted under the 2017 Option Plan as of the end of the financial year ended December 31, 2019 and for the two preceding financial years. The burn rate is calculated by dividing the number of options granted under the 2017 Option Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable financial year.

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Number of stock options granted under the 2017 Option Plan	1,921,424	2,799,256	3,465,140
Weighted average of the outstanding securities for that fiscal year	267,354,321	253,212,703	228,376,609
Annual Burn Rate (%)	0.72%	1.11%	1.52%

As of the Record Date, there are currently 11,275,170 options outstanding under the 2017 Option Plan, representing 3.96% of the issued and outstanding Shares, leaving a maximum of 15,416,156 options, representing 5.42% of the issued and outstanding Shares available for grant pursuant to the 2017 Option Plan combined with all other security based compensation arrangements. If the Option Plan Resolution is approved, there will be a maximum of 9,728,575 options, representing 3.42% of the issued and outstanding Shares available for grant pursuant to the 2020 Option Plan combined with all other security based compensation arrangements, and no further options will be available for grant under the 2017 Option Plan.

2017 RSU Plan

The 2017 RSU Plan, which was initially adopted on September 12, 2017, and the 2020 RSU Plan, which Shareholders are being asked to vote to adopt at the Meeting, provide Award Participants with grants of RSUs, which represent a right to receive from the Company, at a future date, newly-issued Shares, or for RSUs granted under the 2020 RSU Plan if adopted, Shares or cash, at the Company’s option. All grants of RSUs are subject to the terms and conditions of an agreement entered into between the Company and the Award Participant (as the case may be) at the time the RSUs is granted, as well as the relevant restricted share unit award plan pursuant to which the RSUs were granted.

The 2017 RSU Plan permits the granting of up to a maximum of 5,000,000 RSUs, representing 1.76% of the outstanding Shares as at the Record Date. If the 2020 RSU Plan is approved by Shareholders at the Meeting, it will permit the granting of up to maximum of 6,746,579 RSUs pursuant to the 2020 RSU Plan and the 2017 RSU Plan, representing 2.37% of the outstanding Shares as at the Record Date, and no further RSUs will be available for grant under the 2017 RSU Plan. In addition, the aggregate number of Shares that may be issuable pursuant to the 2017 RSU Plan combined with all of the Company’s other security based compensation arrangements shall not exceed 10% of the outstanding Shares. If the 2020 RSU Plan and the 2020 Option Plan are adopted, the aggregate number of Shares that may be issuable pursuant to the 2020 RSU Plan combined with all of the Company’s other security based compensation arrangements shall not exceed 8% of the outstanding Shares. The number of Shares that may be issued under any RSU will be determined by the Compensation Committee, provided that the number of Shares reserved for issuance to any one Award Participant pursuant to the 2017 RSU Plan or 2020 RSU Plan combined with all of the Company’s other security compensation based arrangements within any one year period shall not, in aggregate, exceed 5% of the total number of outstanding Shares and the number of Shares (i) issued, at any time, to Award Participants that are insiders of the Company and (ii) issued to Award Participants that are insiders of the Company within any one year period pursuant to the relevant plan, or when combined with all of the Company’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance from treasury of Shares shall not, in aggregate, exceed 8% of the total number of outstanding Shares. Rights or interests of an Award Participant under the both the 2017 RSU Plan and the 2020 RSU Plan may not be assigned except pursuant to a will or by the laws of succession and distribution.

A summary of the material terms of the 2017 RSU Plan and the 2020 RSU Plan is set out under the heading “Approval of Amended and Restated Restricted Share Unit Award Plan”.

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the RSUs granted under the 2017 RSU Plan as of the end of the financial year ended December 31, 2019 and for the two preceding financial years. The burn rate is calculated by dividing the number of RSUs granted under the 2017 RSU Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable financial year.

Name	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017(1)
Number of RSUs granted under the 2017 RSU Plan	664,730	567,110	Nil
Weighted average of the outstanding securities for that fiscal year	267,354,321	253,212,703	N/A
Annual Burn Rate (%)	0.25%	0.22%	N/A
Note:
(1)	The 2017 RSU Plan was adopted on September 12, 2017. No RSUs were issued during the financial year ended December 31, 2017.

As of the Record Date, there are currently 1,746,579 RSUs outstanding under the 2017 RSU Plan, representing 0.61% of the issued and outstanding Shares, leaving 3,253,421 RSUs available for grant (which combined with the number of options outstanding, may not exceed 10% of the issued and outstanding Shares), pursuant to the 2017 RSU Plan. If the RSU Plan Resolution is approved, there will be 5,000,000 RSUs available for grant pursuant to the 2020 RSU Plan, and no further RSUs will be available for grant under the 2017 RSU Plan.

2019 STIP and LTIP Awards

Details of the Named Executive Officers’ target STIP payouts are as follows:

Name	STIP Based on Meeting “Target” Performance	2019 STIP payout
Jonathan T. Awde	$264,000	$167,112
Michael N. Waldkirch	$67,600	$43,399
Donald Harris	$98,709 (1)	$62,483 (1)
Glenn Kumoi	$92,000	$58,236
Mark Laffoon	$85,006 (1)	$53,809 (1)
Note:
(1)	These figures have been converted from US dollars using an exchange rate of US$1.00 = C$1.2988 as of December 31, 2019.

The amounts of STIP granted to each of the Named Executive Officers were based on their performance using the compensation scorecard for 2019, as modified for each Named Executive Officer by their level of achievement in attaining their personal objectives, and factoring in the discretion of the Compensation Committee and the Board.

Details of the Named Executive Officer’s target LTIP payouts, granted under the 2017 Option Plan and the 2017 RSU

Plan, are as follows:

Name	LTIP Based on Meeting “Target” Performance (1)	2019 LTIP awarded (1)
Jonathan T. Awde	$500,000	$316,500
Michael N. Waldkirch	$250,000	$104,325(2)
Donald Harris	$250,000	$158,250
Glenn Kumoi	$250,000	$158,250
Mark Laffoon	$250,000	$94,950
Note:
(1)	Based on a Black-Scholes option value of C$0.47 and the fair value of the RSUs granted. See Note 1 of the “Summary Compensation Table” for further information regarding the valuation of options and RSUs.
(2)	The LTIP based on meeting “target” performance of $250,000 for Mr. Waldkirch was reduced to $162,500 to reflect the fact that Mr. Waldkirch is a part-time employee (65%).

The amounts of LTIP granted to each of the Named Executive Officers was based on their performance using the scorecard for 2019 as modified for each Named Executive Officer by their level of achievement in attaining their personal objectives and factoring in the discretion of the Compensation Committee and the Board. In determining the quantum of stock options and RSUs to be granted to each Named Executive Officer, the Compensation Committee assessed the scoring of each Named Executive Officer for the 2019 fiscal year and established a value to be paid on meeting or exceeding targets. This approach was then recommended by the Compensation Committee for Board approval, which the Board approved.

See Part 4 “EXECUTIVE COMPENSATION - Long Term Incentive Plan (“LTIP”)” for details of the material terms of the 2017 Option Plan and the 2017 RSU Plan.

Performance Graph

The chart below shows the percentage change in the Company’s cumulative Shareholder return commencing December 31, 2014 and ending December 31, 2019, based upon a $100 investment made on December 31, 2014 in

Shares, against the cumulative total Shareholder return of the S&P/TSX Composite Index over the same period.

	December 31, 2014 (1)	December 31, 2015 (1)	December 31, 2016 (1)	December 30, 2017 (1)	December 29, 2018 (1)	December 31, 2019 (1)
$100 Investment in Base Period	$100	$190.00	$574.00	$440.00	$342.00	$220.00
Note:
(1)	The Company’s last business day of the year.

As described above, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and share performance is one performance measure that is reviewed and taken into consideration with respect to executive compensation.

The Company’s compensation policies provide a significant portion of each senior executive’s compensation package in the form of stock option and RSU compensation. This compensation is intended to be competitive and forward-looking. See “Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards” below for details of current stock options and RSUs granted by the Company to the Named Executive Officers.

However, the Company operates in a commodity business and the share price can be directly impacted by the market prices of gold and other precious metals, which fluctuate widely and are affected by numerous factors that are difficult to predict and are beyond the Company’s control. The Company’s share price is also affected by other factors beyond the Company’s control, including general and industry-specific economic and market conditions. The Compensation Committee evaluates financial performance by reference to the Company’s operating performance in addition to short-term changes in share price based on its view that the Company’s long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the current stock price may be temporarily depressed by short-term factors, such as recessionary economies and operating markets or depressed commodity prices or temporarily increased due to market conditions or events. The movement in share price of the Company is not considered wholly representative of actions taken with respect to executive compensation.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, whose total compensation was more than $150,000 for the most recently completed financial year. These individuals are referred to collectively as the “Named Executive Officers” or “NEOs”.

Name and principal position	Year	Salary	Share Based Awards (1)	Option Based Awards (2)	Non-equity incentive plan compensation		Pension Value	All other Compensation (3)	Total Compensation
					Annual Incentive Plans	Long-Term Incentive Plans
Jonathan T. Awde President and CEO (4)	2019	$440,000 (5)	$158,250	$158,250 (6)	$167,112 (7)	Nil	Nil	Nil	$923,612
	2018	$440,000 (5)	$221,085	$144,685 (6)	$152,787 (7)	Nil	Nil	Nil	$958,557
	2017	$440,000 (5)	$250,000	$250,000 (6)	$250,800 (7)	Nil	Nil	Nil	$1,190,800
Michael N. Waldkirch CFO	2019	$169,000 (8)	$52,163	$52,163 (9)	$43,399 (10)	Nil	Nil	$265,456 (11)	$582,180
	2018	$169,000 (8)	$70,033	$47,023 (9)	$39,123 (10)	Nil	Nil	$266,150 (11)	$591,329
	2017	$169,000 (8)	$81,493	$81,493 (9)	$67,803 (10)	Nil	Nil	$187,000 (11)	$586,789
Donald Harris General Manager (12)	2019	$249,291 (13)	$79,125	$112,113 (15)	$63,835 (16)	Nil	Nil	Nil	$504,364
	2018	$224,156 (14)	Nil	$71,630 (15)	$61,546 (16)	Nil	Nil	Nil	$357,332
	2017	$138,797 (14)	Nil	$105,035 (15)	$52,348 (16)	Nil	Nil	$12,986 (17)	$296,180
Glenn Kumoi VP General Counsel and Corporate Secretary (18)	2019	$230,000	$79,125	$79,125 (19)	$58,236 (20)	Nil	Nil	Nil	$446,486
	2018	$230,000	$106,543	$72,343 (19)	$53,244 (20)	Nil	Nil	Nil	$462,130
	2017	118,185	$125,375	$545,704 (19)	$54,102 (20)	Nil	Nil	$30,000 (21)	$873,366
Mark Laffoon Project Director (22)	2019	251,558 (23)	$47,475	$47,475 (25)	$54,973 (26)	Nil	Nil	Nil	$401,481
	2018	231,282 (24)	Nil	$122,889 (25)	$62,841 (26)	Nil	Nil	Nil	$417,012
	2017	27,680 (24)	Nil	$105,035 (25)	$12,986 (26)	Nil	Nil	Nil	$145,701
Notes:
(1)	Refers to RSUs granted under the 2017 RSU Plan based on the fair value of such RSUs granted during the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 as compensation for the fiscal years ended December 31, 2019, 2018, and 2017 respectively. The fair value of RSUs granted annually is obtained by multiplying the number of RSUs granted by the higher of: (i) the five (5) day trading volume weighted average price of the Shares prior to the date of the grant of the RSUs; and (ii) the closing price of the Shares on the date of issuance.
(2)	Refers to options granted under the 2017 Option Plan based on the fair value of such stock options granted during the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018. See “Incentive Plan Awards” below. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black-Scholes option pricing model assuming the following: 2020 - life expectancy of 4 years, a risk free rate of 1.39%, a forfeiture rate of 0% and volatility of 57%; 2019 - life expectancy of 4 years, a risk free rate of 1.81%, a forfeiture rate of 0% and volatility of 62%; and 2018 - life expectancy of 4 years, a risk free rate of 1.99%, a forfeiture rate of 0% and volatility of 65%. Stock options were granted during the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 as compensation for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively.
(3)	The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer’s total compensation for the financial year.
(4)	Mr. Awde receives no additional compensation for his services as a director.
(5)	This amount was paid to a private company controlled by Mr. Awde.
(6)	On January 30, 2020, Mr. Awde was granted options to purchase a total of 336,917 Shares for a period of five (5) years at an exercise price of $1.05 per Share, based on his performance during the year ended December 31, 2019. On January 31, 2019, Mr. Awde was granted options to purchase a total of 171,684 Shares for a period of five (5) years at an exercise price of $1.74 per Share, based on his performance during the year ended December 31, 2018. On March 5, 2018, Mr. Awde was granted options to purchase a total of 238,016 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017.

(7)

During the year ended December 31, 2020, a discretionary bonus of $167,112 (2018 - $152,787; 2017 - $250,000) was paid to a private company controlled by Mr. Awde, based on his performance during the year ended December 31, 2019.

(8)	This amount was paid to a private company controlled by Mr. Waldkirch for financial management fees.

(9)

On January 30, 2020, Mr. Waldkirch was granted options to purchase a total of 111,055 Shares for a period of five (5) years at an exercise price of $1.05 per Share, based on his performance during the year ended December 31, 2019. On January 31, 2019, Mr. Waldkirch was granted options to purchase a total of 55,797 Shares for a period of five (5) years at a price of $1.74 per Share, based on his performance during the year ended December 31, 2018. On March 5, 2018, Mr. Waldkirch was granted options to purchase a total of 77,586 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017.

(10)

During the year ended December 31, 2020, a discretionary bonus of $43,399 (2018 - $39,123; 2017 - $67,803) was paid to a private company controlled by Mr. Waldkirch, based on his performance during the year ended December 31, 2019.

(11)	During the years ended December 31, 2019, 2018 and 2017, the Company compensated a private company controlled by Mr. Waldkirch for accounting and administrative fees.

(12)	Mr. Harris was appointed General Manager on February 15, 2019. Prior to that date, Mr. Harris was employed as Senior Development Geology of the Company.

(13)	This amount was paid to Mr. Harris in his capacity as General Manager of the Company.

(14)	This amount was paid to Mr. Harris in his capacity as Senior Development Geologist of the Company.

(15)

On January 30, 2020, Mr. Harris was granted options to purchase a total of 168,459 Shares for a period of five (5) years at an exercise price of $1.05 per Share, based on his performance during the year ended December 31, 2019. On March 15, 2019, Mr. Harris was granted options to purchase a total of 50,000 Shares for a period of five (5) years at an exercise price of $1.49 per Share in connection with his promotion to General Manager. On January 31, 2019, Mr. Harris was granted options to purchase a total of 85,000 Shares for a period of five (5) years at a price of $1.74 per Share, based on his performance during the year ended December 31, 2018. On March 5, 2018, Mr. Harris was granted options to purchase a total of 100,000 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017. On August 1, 2017, Mr. Harris was granted options to purchase a total of 50,000 Shares for a period of five (5) years at an exercise price of $2.12 per Share, in connection with employment as Senior Development Geologist.

(16)	During the year ended December 31, 2020, a discretionary bonus of $63,835 (2018 - $61,546; 2017 - $52,348) was paid to Mr. Harris, based on his performance during the year ended December 31, 2019.

(17)	During the year ended December 31, 2017, a one-time signing bonus of $12,986 was paid to Mr. Harris.

(18)	Glenn Kumoi was appointed as an officer on June 1, 2017.

(19)

On January 30, 2020, Mr. Kumoi was granted options to purchase a total of 168,459 Shares for a period of five (5) years at a price of $1.05 per Share, based on his performance during the year ended December 31, 2019. On January 31, 2019, Mr. Kumoi was granted options to purchase a total of 85,842 Shares for a period of five (5) years at a price of $1.74 per Share, based on his performance during the year ended December 31, 2018. On March 5, 2018, Mr. Kumoi was granted options to purchase a total of 119,365 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017. On June 1, 2017, Mr. Kumoi was granted options to purchase a total of 325,000 Shares for a period of five (5) years at an exercise price of $2.24 per Share.

(20)	During the year ended December 31, 2020, a discretionary bonus of $58,236 (2018 - $53,244; 2017 - $54,102) was paid to Mr. Kumoi, based on his performance during the year ended December 31, 2019.

(21)	During the year ended December 31, 2017, a one-time signing bonus of $30,000 was paid to Mr. Kumoi

(22)	Mr. Laffoon was appointed Project Director on August 15, 2019. Prior to that date, Mr. Laffoon was employed as Senior Engineer of the Company.

(23)

This amount was paid to Mr. Laffoon in his capacity as Project Director of the Company from August 15, 2019 to December 31, 2019 (Annual salary - $251,558) and Senior Engineer of the Company from January 1, 2019 to August 14, 2019 (Annual salary - $231,282).

(24)	This amount was paid to Mr. Laffoon in his capacity as Senior Engineer of the Company.

(25)

On January 30, 2020, Mr. Laffoon was granted options to purchase a total of 101,075 Shares for a period of five (5) years at an exercise price of $1.05 per Share, based on his performance during the year ended December 31, 2019. On January 31, 2019, Mr. Laffoon was granted options to purchase a total of 85,000 Shares for a period of five (5) years at a price of $1.74 per Share, based on his performance during the year ended December 31, 2018. On March 5, 2018, Mr. Laffoon was granted options to purchase a total of 100,000 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017. On January 15, 2018, Mr. Laffoon was granted options to purchase a total of 50,000 Shares for a period of five (5) years at an exercise price of $1.96 per Share, based on his performance during the year ended December 31, 2017 in connection with employment as Senior Engineer.

(26)	During the year ended December 31, 2020, a discretionary bonus of $54,973 (2018 - $62,841; 2017 - $12,986) was paid to Mr. Laffoon, based on his performance during the year ended December 31, 2019.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each Named Executive Officer at December 31, 2019:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price	Option Expiration Date	Value of unexercised in-the-money- options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested (2)	Market or payout value of vested share-based awards not paid out or distributed (2)
Jonathan T. Awde President and CEO	171,684	$1.74	Jan. 31, 2024	Nil	206,049	$387,751	Nil
	238,016	$2.11	Mar. 5, 2023	Nil
	575,120	$2.12	Aug. 1, 2022	Nil
	700,000	$0.73	Nov. 27, 2020	$259,000
	200,000	$0.77	Jan. 9, 2020	$66,000
Michael N. Waldkirch CFO	55,797	$1.74	Jan. 31, 2024	Nil	65,994	$124,360	Nil
	77,586	$2.11	Mar. 5, 2023	Nil
	134,770	$2.12	Aug. 1, 2022	Nil
	200,000	$0.73	Nov. 27, 2020	$74,000
	50,000	$0.77	Jan. 9, 2020	$16,500
Donald Harris General Manager	50,000	$1.49	Mar. 15, 2024	Nil	Nil	Nil	Nil
	85,000	$1.74	Jan. 31, 2024	Nil
	100,000	$2.11	Mar. 5, 2023	Nil
	50,000	$2.12	Aug. 1, 2022	Nil
Glenn Kumoi VP General Counsel and Corporate Secretary	85,842	$1.74	Jan. 31, 2024	Nil	100,844	$190,125	Nil
	119,365	$2.11	Mar. 5, 2023	Nil
	325,000	$2.24	Jun. 1, 2022	Nil
Mark Laffoon Project Director	85,000	$1.74	Jan. 31, 2024	Nil	Nil	Nil	Nil
	100,000	$2.11	Mar. 5, 2023	Nil
	50,000	$1.96	Jan. 15, 2023	Nil
TOTAL	3,453,180			$415,500	372,889	$702,236	Nil
Notes:
(1)	Based on the difference between the closing price of the Shares on the TSX on December 31, 2019 of $1.10 and the stock option exercise price, multiplied by the number of Shares under option.
(2)	The fair value of RSUs granted annually is obtained by multiplying the number of RSUs granted by the higher of: (i) the five (5) day trading volume weighted average price of the Shares prior to the date of the grant of the RSUs; and (ii) the closing price of the Shares on the date of issuance.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2019, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2019 for each Named Executive Officer:

Name	Option-based awards - Value vested during the year (1)	Share-based awards - Value vested during the year (2)	Non-equity incentive plan compensation pay-out during the year (3)
Jonathan T. Awde President and CEO	Nil	$63,980	$167,112
Michael N. Waldkirch CFO	Nil	$20,856	$43,399
Donald Harris General Manager	Nil	Nil	$62,483
Glenn Kumoi VP General Counsel and Corporate Secretary	Nil	$32,086	$58,236
Mark Laffoon Project Director	Nil	Nil	$53,809
Notes:
(1)	This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price of the underlying Shares on the date of vesting. If the option was not in-the-money then a NIL value was assigned.
(2)	This amount is the aggregate dollar value realized upon vesting of the RSUs on the vesting date. It is determined by multiplying the number of vested RSUs by the market price of the underlying Shares on the date of vesting.
(3)	Discretionary cash bonuses were awarded to the Named Executive Officers pursuant to the STIP.

See also Part 3 “EXECUTIVE COMPENSATION - Long Term Incentive Plan (“LTIP”)” for details regarding the material provisions of the 2017 Option Plan and the 2017 RSU Plan.

Pension Plan Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

Termination and Change of Control Benefits

The Company is a party to consulting and/or employment agreements (collectively the “Consulting Agreements”) with each of the five Named Executive Officers currently employed by the Company being Jonathan T. Awde, Michael N. Waldkirch, Mark Laffoon, Glenn Kumoi and Donald Harris (or private companies controlled by such Named Executive Officers) which provide for termination payments in certain circumstances. With respect to Messrs. Awde and Waldkirch, an amount equal to two times each such Named Executive Officer’s annual base fee/salary plus bonus is payable in the event that the Named Executive Officer is terminated without cause, and each such Named Executive Officer is entitled to terminate his engagement with the Company and receive a payment in an amount equal to three times the Named Executive Officer’s annual base fee/salary plus bonus if: (a) there is a “change of control” of the Company; and (b) a specified “trigger event” occurs. Each such Named Executive Officer has a period of 180 days from the occurrence of the trigger event to exercise the termination right under his Consulting Agreement. In the cases of Messrs. Laffoon and Harris, each are entitled to receive a payment in an amount equal to two times their annual base salary plus bonus if: (a) there is a “change of control” of the Company; and (b) a specified “trigger event” occurs. In the case of Mr. Kumoi, he is entitled to receive a payment in an amount equal to two times his annual base salary plus bonus if: (a) there is a “change of control” of the Company; and (b) a trigger event occurs. His bonus in such event is deemed to be 70% of his base salary.

In the case of Mr. Kumoi, in the event he is terminated without cause, all of his outstanding stock options shall immediately vest and become exercisable, and shall remain outstanding until their original expiry date. In the case of Messrs. Awde and Waldkirch, in the event they are terminated in connection with a “change of control” , all of their outstanding stock options shall immediately vest and become exercisable, and shall remain outstanding until their original expiry date.

Under the Consulting Agreements, a “change of control” includes the occurrence of any of the following events: (a) the acquisition of a 20% voting interest in the Company by a Shareholder; (b) the completion of a consolidation, merger, amalgamation or statutory arrangement between the Company and another person (other than a subsidiary of the

Company) pursuant to which all or part of the outstanding voting Shares are changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Company or any other person or for cash or any other property; and (c) the sale by the Company of property or assets, (i) aggregating more than 50% of the consolidated assets of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company, or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company, to any other person or persons (other than the Company or one or more of its subsidiaries), and (iv) a change in the composition of the Board, which occurs at a single meeting of the Shareholders or a succession of meetings occurring within six months of each other, whereby individuals who were members of the Board immediately prior to such meeting or succession of meetings, as applicable, cease to constitute a majority of the Board.

A “trigger event” under the Consulting Agreements includes the occurrence of any of the following events: (i) a substantial change in the nature of the services to be performed by the Named Executive Officer; (ii) a material reduction of the base fee or any other form of compensation payable by the Company, except where are all senior executives or consultants of the Company are subject to relatively similar reductions in such value; (iii) a material breach by the Company of any provision of the Consulting Agreement; (iv) a change in the city in which the Named Executive Officer is regularly required to carry out the terms of his Consulting Agreement; (v) the Company ceases to operate as a going concern; (vi) the Company fails to pay when due a material amount payable by it under the Consulting Agreement; or (vii) the successor, if any, fails to effectively assume the Company’s obligations under the Consulting Agreement.

At current annual base fee/salary and discretionary bonus levels, if a change of control occurred followed by a trigger event, and all five of the Named Executive Officers currently employed by the Company exercised their rights under the Consulting Agreements, they would be entitled to change of control payments aggregating approximately $3,830,000 or approximately $766,000 per Named Executive Officer on average.

Other than pursuant to the Consulting Agreements, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any payment from the Company or its subsidiaries in the event of (a) the resignation, retirement or any other termination of the officer’s employment with the Company or its subsidiaries, (b) a change of control of the Company or any of its subsidiaries, or (c) a change in the officer’s responsibilities following a change in control.

The following table sets out estimates of the incremental amounts payable to each Named Executive Officer upon identified termination events, assuming each such event took place on the last business day of fiscal year 2019. The table below assumes the exercise of all unexercised options (both vested and unvested) on December 31, 2019.

	Jonathan T.	Michael N.	Donald	Glenn	Mark Laffoon
	Awde	Waldkirch	Harris (1)	Kumoi	(1)
Termination Without Cause/Constructive Dismissal
Base Fee/Termination Payment	$880,000	$338,000	Nil	$460,000	Nil
Benefits and Perks	Nil	Nil	Nil	Nil	Nil
Annual Incentives (2)	$319,900	$92,522	Nil	$322,000	Nil
Long-Term Incentives (3)	$325,000	$90,500	Nil	Nil	Nil
Pension Benefits	Nil	Nil	Nil	Nil	Nil
Triggering Event Following a Change in Control
Base Fee/Termination Payment	$1,320,000	$507,000	$246,772 (4) (5)	$460,000	$250,019 (4) (6)
Benefits and Perks	Nil	Nil	Nil	Nil	Nil
Annual Incentives (4)	$479,850	$123,783	$62,088 (4)	$322,000	$58,401 (4)
Long-Term Incentives (3)	$325,000	$90,500	Nil	Nil	Nil
Pension Benefits	Nil	Nil	Nil	Nil	Nil

Notes:
(1)	Messrs. Harris’ and Laffoon’s employment agreements are at-will and do not provide for termination payments in the event of termination without cause.
(2)	Based on the simple average of the discretionary bonuses paid to the Named Executive Officers by the Company for the fiscal years ended December 31, 2019 and 2018.
(3)	Assumes the exercise of all vested “in-the-money” options on December 31, 2019. The closing price of the Shares on the TSX on December 31, 2019 was $1.10 per Share.
(4)	These figures have been converted from US dollars using an exchange rate of US$1.00 = C$1.2988 as of December 31, 2019.
(5)	Based on a salary of US$190,000 per annum.
(6)	Based on a salary of US$192,500 per annum.

Compensation of Directors

As part of its mandate, the Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members. In considering the directors’ compensation packages, the Compensation Committee takes into consideration the relative responsibilities of directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies (although it does not specifically engage in benchmarking for the purposes thereof).

Effective December 1, 2015, the annual fee payable to the Company’s non-executive directors was increased to $36,000 (from $24,000). See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”. Directors who are also executive officers of the Company are not entitled to receive any additional compensation for acting in their capacities as directors of the Company. As of December 1, 2016, independent directors receive an additional $500 per month for acting as the chairman of each committee or as lead director.

Directors are also eligible to participate in the 2017 Option Plan (and the 2020 Option Plan, if adopted), as well as the 2017 RSU Plan (and the 2020 RSU Plan, if adopted), which are designed to give each option holder and/or RSU holder an interest in preserving and maximizing Shareholder value in the longer term. Individual grants are determined by an assessment of each individual director’s level of responsibilities and the importance of his/her position.

Other than as aforesaid and the reimbursement of expenses incurred as directors, there were no other arrangements, standard or otherwise, pursuant to which directors of the Company were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2019.

Director Compensation Table

The following table sets forth information regarding the compensation paid to the Company’s directors, other than directors who are also Named Executive Officers listed in the “Summary Compensation Table” above, for the fiscal year ended December 31, 2019:

Name	Fees earned	Share- based awards (1)	Option- based awards (2)	Non-equity incentive plan compensation	All other compensation	Total (3)
D. Bruce McLeod	$42,000	$92,500	$51,723	Nil	Nil	$186,223
Robert J. McLeod	$36,000	$77,500	$43,335	Nil	Nil	$156,835
Jamie D. Strauss	$36,000	$77,500	$43,335	Nil	Nil	$156,835
William E. Threlkeld	$42,000	$77,500	$43,335	Nil	Nil	$162,835
Zara Boldt	$42,000	$77,500	$43,335	Nil	Nil	$162,835
Alex Morrison	$42,000	$77,500	$43,335	Nil	Nil	$162,835
Ron Clayton	$42,000	$77,500	$43,335	Nil	Nil	$162,835
TOTAL	$282,000	$557,500	$311,733	Nil	Nil	$1,151,233
Notes:
(1)	Refers to RSUs granted under the 2017 RSU Plan based on the fair value of such RSUs granted during the fiscal year ended December 31, 2020 as compensation for the fiscal year ended December 31, 2019. The fair value of RSUs granted annually is obtained by multiplying the number of RSUs granted by the higher of: (i) the five (5) day trading volume weighted average price of the Shares prior to the date of the grant of the RSUs; and (ii) the closing price of the Shares on the date of issuance.
(2)	Refers to options granted under the 2017 Option Plan based on the fair value of such stock options granted during the fiscal year ended December 31, 2020 as compensation for the fiscal year ended December 31, 2019. See “Share-based awards, option-based awards and non-equity incentive plan compensation” below. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black-Scholes option pricing model assuming the following: life expectancy of 4 years, a risk free rate of 1.39%, a forfeiture rate of 0% and volatility of 57%.
(3)	Compensation information for Jonathan T. Awde, also a director of the Company, is contained in the “Summary Compensation Table” for the Named Executive Officers above.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at December 31, 2019:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options	Option exercise price	Option Expiration Date	Value of unexercised in-the- money- options (1)	Number of shares or units of shares that have not vested	Market or payout value of share awards that have not vested(2)	Market or payout value of vested share-based awards not paid out or distributed(1)
D. Bruce McLeod	350,000	$3.16	Sep. 29, 2021	Nil	96,999	$185,000	Nil
	150,000	$2.12	Aug. 1, 2022	Nil
	88,066	$2.11	Mar. 5, 2023	Nil
	110,119	$1.74	Jan. 31, 2024	Nil
Robert J. McLeod	75,000	$0.77	Jan. 9, 2020	$24,750	81,269	$155,000	Nil
	250,000	$0.73	Nov. 27, 2020	$92,500
	125,000	$2.12	Aug. 1, 2022	Nil
	73,785	$2.11	Mar. 5, 2023	Nil
	92,262	$1.74	Jan. 31, 2024	Nil
Jamie D. Strauss	250,000	$0.73	Nov. 27, 2020	$92,500	81,269	$155,000	Nil
	125,000	$2.12	Aug. 1, 2022	Nil
	73,785	$2.11	Mar. 5, 2023	Nil
	92,262	$1.74	Jan. 31, 2024	Nil
William E. Threlkeld	75,000	$0.77	Jan. 9, 2020	$24,750	81,269	$155,000	Nil
	250,000	$0.73	Nov. 27, 2020	$92,500
	125,000	$2.12	Aug. 1, 2022	Nil
	73,785	$2.11	Mar. 5, 2023	Nil
	92,262	$1.74	Jan. 31, 2024	Nil
Zara Boldt	300,000	$2.25	Sep. 12, 2022	Nil	81,269	$155,000	Nil
	73,785	$2.11	Mar. 5, 2023	Nil
	92,262	$1.74	Jan. 31, 2024	Nil
Alex Morrison	300,000	$2.25	Sep. 12, 2022	Nil	81,269	$155,000	Nil
	73,785	$2.11	Mar. 5, 2023	Nil
	92,262	$1.74	Jan. 31, 2024	Nil
Ron Clayton	300,000	$2.11	Mar. 5, 2023	Nil	44,540	$77,500	Nil
	92,262	$1.74	Jan. 31, 2024	Nil
TOTAL	3,795,682			$327,500	547,884	$1,037,500	Nil

Notes:

(1)	Based on the difference between the closing price of Shares on the TSX on December 31, 2019 of $1.10 and the stock option exercise price, multiplied by the number of Shares under option.
(2)

The fair value of RSUs granted annually is obtained by multiplying the number of RSUs granted by the higher of: (i) the five (5) day trading volume weighted average price of the Shares prior to the date of the grant of the RSUs; and (ii) the closing price of the Shares on the date of issuance.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2019, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2019 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards- Value vested during the year (1)	Share awards - Value during the year on vesting	Non-equity incentive plan compensation-Pay-out during the year (2)
D. Bruce McLeod	Nil	Nil	Nil
Robert J. McLeod	Nil	Nil	Nil
Jamie D. Strauss	Nil	Nil	Nil
William E. Threlkeld	Nil	Nil	Nil
Zara Boldt	Nil	Nil	Nil
Alex Morrison	Nil	Nil	Nil
Ron Clayton	Nil	Nil	Nil
Notes:
(1)	This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price of the underlying Shares on the date of vesting. If the option was not in-the-money then a NIL value was assigned.
(2)	This amount is the aggregate dollar value realized upon vesting of the RSUs on the vesting date. It is determined by multiplying the number of vested RSUs by the market price of the underlying Shares on the date of vesting.
(3)	The Company did not grant any non-equity incentive plan compensation to directors during the financial year ended December 31, 2019.

PART 5 - SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of December 31, 2019, the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	11,302,068	$1.76	16,450,720
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	11,302,068		16,450,720

PART 6 - AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually certain information in its annual information form concerning the constitution of its audit committee and its relationship with its external auditor in accordance with Form 52-110F1. Reference is made to the Company’s annual information form dated March 27, 2020 for the fiscal year ended December 31, 2019 (the “AIF”) for disclosure regarding, inter alia, the Company’s audit committee in accordance with Form 52-110F1. The AIF is available for review on SEDAR under the Company’s profile at www.sedar.com.

PART 7 - CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines, which apply to all Canadian public companies. The Company is also subject to a variety of corporate governance guidelines and requirements of the TSX, the NYSE American LLC (“NYSE American”) and the SEC. The Company has reviewed its own corporate governance practices in light of these guidelines and believes that, for the most part, it meets or exceeds the applicable corporate governance requirements. While the Company is listed on the NYSE American, as a “foreign private issuer,” it is not required to comply with all of that exchange’s corporate governance rules which are applicable to U.S. companies so long as the Company complies with Canadian corporate governance practices. The material ways in which the Company’s corporate governance policies, as a foreign company, under Canadian requirements differ from the NYSE American governance rules are a reduced minimum quorum requirement for Shareholder meetings, Shareholder approval for certain issuances of Shares that could result in a 20% increase in the number of outstanding Shares, and Shareholder approval for amendments to option plans.

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101“) also requires the Company to disclose annually in its Information Circular certain information concerning its corporate governance practices in accordance with the Form 58-101F1, which disclosure is set forth below.

BOARD OF DIRECTORS

NP 58-201 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as independent directors under NI 58-101, which provides that a director is “independent” if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board is currently comprised of eight (8) directors, seven (7) of whom are “independent” under NI 58-101.

The following table identifies directors who are independent and those directors who are not independent under NI 58-101, along with the basis for determining independent status.

Name	Management	Independent	Reason for related status
Jonathan T. Awde	Yes	No	President and CEO
D. Bruce McLeod	No	Yes	N/A
Robert J. McLeod	No	Yes	N/A
Jamie D. Strauss	No	Yes	N/A
William E. Threlkeld	No	Yes	N/A
Alex Morrison	No	Yes	N/A
Zara Boldt	No	Yes	N/A
Ron Clayton	No	Yes	N/A

As of the date of this Information Circular, the directors of the Company are currently directors and/or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows.

Name of Director	Name of Other Reporting Issuer (1)	Position (1)
D. Bruce McLeod	Sabina Gold & Silver Corp.	President, CEO and Director
Jamie D. Strauss	Altius Minerals Corporation Bacanora Lithium plc	Director Director
William E. Threlkeld	Seabridge Gold Inc.	Senior Vice-President
Alex Morrison	Taseko Mines Limited Gold Resource Corporation Energy Fuels Inc.	Director Director Director
Zara Boldt	Bluestone Resources Inc. Lucara Diamond Corp.	Director CFO and Corporate Secretary
Ron Clayton	1911 Gold Corporation (formerly Havilah Mining Corporation)	President and CEO
Note:
(1)	The above information has been provided by the directors and has not been independently verified by the Company.

The independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance; however, at each meeting of the Board, the independent members are afforded the opportunity to meet separately. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the board meeting forum. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally. During the Company’s fiscal year ended December 31, 2019, the independent members of the Board met without non-independent directors and members of management.

In November 2016, the Company appointed D. Bruce McLeod as independent lead director (“Lead Director”). To date, the Company has not appointed an independent Chairman. However, each of the independent directors has significant experience as a director and/or executive officer of publicly traded companies and, therefore, does not require the guidance of an independent Chairman in exercising his or her duties as a director.

During the financial year ended December 31, 2019, the Board held five formal board meetings. All other Board decisions were passed by way of consent resolution following informal discussions amongst the directors and management. The attendance record for each director for the meetings held in 2019 is as follows:

Board Meetings	Attendance of Board Meetings Held	Attendance of Committee Meetings Held	Overall Attendance %
Jonathan T. Awde	100%	100%	100%
D. Bruce McLeod	100%	100%	100%
Robert J. McLeod	100%	100%	100%
Jamie D. Strauss	100%	100%	100%
William E. Threlkeld	100%	100%	100%
Alex Morrison	100%	100%	100%
Zara Boldt	100%	100%	100%
Ron Clayton	100%	100%	100%

BOARD SKILLS MATRIX

The Corporate Governance and Nominating Committee utilizes a skills matrix to identify and track areas of strength that the Board believes are important for overseeing the Company’s business, management and future growth effectively. The following table reflects the diverse skills and competencies of each individual director nominee in various areas of experience.

BOARD MANDATE

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees (see “Other Board Committees” below). In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget, reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with Shareholder objectives, reviewing succession planning, assessing management’s performance against approved business plans and industry standards, reviewing and approving the reports and other disclosure issued to Shareholders, ensuring the effective operation of the Board, assuming responsibility for all environmental, social and governance matters, and safeguarding Shareholders’ equity interests through the optimum utilization of the Company’s capital resources. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. The Board’s mandate is set out in the Guide to Corporate Governance, Charters and Terms of Reference, a copy of which is available on the Company’s website. See Part 8 “OTHER INFORMATION -Additional Information”.

The Board delegates to management, through the CEO and CFO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Position Descriptions

In order to delineate the roles and responsibilities of the CEO and CFO, the Board has adopted written terms of reference for each of these positions.

The responsibilities of the CEO include, among other things, subject to the oversight of the Board, general supervision and day to day management of the business of the Company, providing leadership and, in collaboration with the Board, developing and monitoring the Company’s strategic direction, and identifying, assessing and determining priorities for the Company, its management and employees including priorities for improvement of existing operations, growth opportunities and general allocation of financial, management and other resources.

The responsibilities of the CFO include, among other things, responsibility for the overall financial planning and management of the Company and its subsidiaries, leadership and management of the Company’s finance and accounting functions including the Company’s business planning, budgeting and forecasting processes, the integrity of the Company’s accounting systems, sub-systems, internal controls, cash management, the signatories and discretionary authorities, and managing the Company’s relationship with the external auditors and the Company’s financial and business reporting, tax planning, estimating and reporting, and regulatory reporting (corporate and securities).

The Board has also adopted written terms of reference for the chair of each committee of the Company including that each chair must be an independent director. The primary functions of a Board committee chair are to provide effective leadership of the committee for which he or she is appointed as chair, to liaise with management and others, as appropriate, to ensure open and frank communications, and to ensure that the responsibilities and duties of the committee as set out in its charter are being properly discharged.

Orientation and Continuing Education

While the Company has not established a formal orientation and education program for new Board members, the Company is committed to providing such information so as to ensure that new directors are familiar with the Company’s business and the procedures of the Board. Information may include the Company’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. New directors are also briefed on strategic plans, short, medium and long term corporate objectives and business risks and mitigation strategies. From time to time, the Company also arranges on-site tours of its operations.

The skills and knowledge of the Board as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records. Reference is made to the table under the heading “Election of Directors” in Part 3 “THE BUSINESS OF THE MEETING” for a description of the current principal occupations of the Company’s Board.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

The Board itself must comply with the conflict of interest provisions of the BCBCA as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to encourage and promote a culture of ethical business conduct, the Board has adopted a Code of Business Conduct and Ethics (the “Code”), which all employees, officers and directors are expected to meet in the performance of their responsibilities. The Code provides a framework for ethical behaviour based on the Company’s mandate, and on applicable laws and regulations, and applies at all levels of the Company, from major decisions to day to day transactions. The Board monitors compliance with the Code. From time to time, matters may be put before the Board where a member has a conflict of interest. When such matters arise, that director declares him or herself as having a conflict of interest and will abstain from participating in the discussions and any vote on that matter. A copy of the Code is available for review on the Company’s website at www.goldstandardv.com.

Nomination of Directors

The Corporate Governance and Nominating Committee is comprised of Ron Clayton (Chair), D. Bruce McLeod and Jamie D. Strauss, all of whom are considered “independent” as that term is defined in applicable securities legislation.

The Corporate Governance and Nominating Committee was formed for the purpose of assisting the Board in developing the Company’s approach to the nomination of directors including, but not limited to, identifying candidates for nomination as a director and recommending qualified director candidates for election at the next annual meeting of Shareholders.

The whole Board identifies gaps in the Board’s areas of competence and seeks to identify new candidates for Board nomination to address those deficiencies.

Compensation

The Compensation Committee is comprised of Alex Morrison (Chair), Robert J. McLeod, and Jamie D. Strauss. Messrs. Morrison, R. J. McLeod and Strauss and are considered “independent” as that term is defined in applicable securities legislation. See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”.

All three Compensation Committee members have direct experience that is relevant to his responsibilities in executive compensation acquired from working as senior executives and/or directors of other publicly traded companies in the junior natural resource sector. In particular, each of Messrs. Strauss and Morrison have direct current experience acting as members of compensation committees for other publicly traded companies in the mining sector.

The purpose of the Compensation Committee is to, among other things, make recommendations to the Board regarding executive compensation (including long-term incentive in the form of stock options and RSUs) to be paid to the Company’s executive officers having regard to the responsibilities and risks associated with each position.

In addition, compensation to be paid to executive officers who are also directors must be approved by the disinterested directors thereby providing the non-executive officer directors with significant input into compensation decisions. See Part 4 “EXECUTIVE COMPENSATION - Compensation of Named Executive Officers” above for details of the compensation paid to the Company’s Named Executive Officers and a further discussion of the Company’s philosophy, objectives and processes with respect to executive compensation.

Other Board Committees

At the present time, the Board has appointed four formal committees, being the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Health, Safety and Environmental Committee.

The Audit Committee is comprised of Zara Boldt (Chair), Robert J. McLeod and Alex Morrison and is primarily responsible for the policies and practices relating to integrity of financial and regulatory reporting of the Company, as well as internal controls to achieve the objectives of safeguarding the Company’s assets, reliability of information, and compliance with policies and laws. For further information regarding the mandate of the Audit Committee, its specific authority, duties and responsibilities, as well as the Audit Committee Charter, see the AIF, a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The Compensation Committee is comprised of Alex Morrison (Chair), Robert J. McLeod and Jamie D. Strauss and is primarily responsible for making recommendations to the Board regarding executive compensation. See Part 7 - “CORPORATE GOVERNANCE - Compensation” above.

The Corporate Governance and Nominating Committee is comprised of Ron Clayton (Chair), D. Bruce McLeod and Jamie D. Strauss and is primarily responsible for the development and supervision of the Company’s approach to corporate governance issues including, but not limited to, the composition of the Board and its committees, orientation and educational programs for directors and reviewing annually the Company’s corporate governance policies and procedures and making recommendations to the Board with respect thereto. The Corporate Governance and Nominating Committee is also responsible for developing the Company’s approach to the nomination of directors including, but not limited to, identifying and recommending qualified candidates for nomination as directors of the Company.

The Health, Safety and Environmental Committee is comprised of William Threlkeld (Chair), Ron Clayton, Steven R. Koehler and Glenn Kumoi. Further information regarding the mandate of the Health, Safety and Environmental Committee is available on the Company’s website at www.goldstandardv.com.

The Company has adopted an environmental policy to ensure that it is maintaining sound environmental practices in all activities (the “Environmental Policy”). Pursuant to the Environmental Policy, the Company:

  examines the potential impact to the environment of all proposed activities and takes steps to minimize, or where possible, eliminate the impact;

  ensures that all activities are in compliance with all environmental permits and regulations;

  on a routine basis, determines the Company’s impact on the environment and through continuous improvement, strives to attain higher levels of environmental performance;

  maintains a high-level of environmental protection by applying practices and technology that minimize impacts and enhance environmental quality;

  maintains open dialogue with local communities, ranchers and other stakeholders within the area of influence of the Company’s project areas;

  progressively and regularly reclaims disturbed areas in accordance with approved reclamation plans, and incorporates new technology where practical;

  encourages cooperative research programs with state and federal agencies to better understand and monitor impacts associated with the Company’s project areas; and

  trains all employees and, contractors as appropriate, to help them better understand their environmental responsibility related to the Company’s project areas.

The Health, Safety and Environmental Committee monitors, on behalf of the Board, the Company’s compliance with its approved environmental policies. The Health, Safety and Environmental Committee reviews with management any extraordinary event or condition involving an environmental impact or significant risk, including, where appropriate, reporting and making recommendations to management and the Board. The Company is also working towards producing its first formal environmental, social and governance report.

As the Company grows, and its operations and management structure become more complex, the Board will likely find it appropriate to constitute additional standing committees and to ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Assessments

In 2019, the Board implemented a formal process to assess the effectiveness of the Board as a whole, and its committees and individual directors. A questionnaire was distributed by the Chair of the Corporate Governance and Nominating Committee, asking each director to answer a number of questions to assist in the assessment process. After the completed questionnaires were received, in confidence by the Chair of the Corporate Governance and Nominating Committee, he summarized his report and circulated the summary report to all directors, which was then discussed by the Board at a meeting.

Director Term Limits and Board Renewal

The Board has not adopted term limits for directors or other specific mechanisms of Board renewal. The term of office of a director expires at the annual general meeting each year. As noted above, the Corporate Governance and Nominating Committee evaluates and recommends whether an incumbent director should be nominated for re-election to the Board upon expiration of his or her term and makes any required recommendations to the Board. The Board is of the view that this annual review process is more effective for the Company than term limits or other mandated mechanisms of Board renewal such as a mandatory retirement age.

Policy Regarding Representation of Women on the Board and in Executive Officer Positions, Representation of Women in the Director Identification and Selection Process and Representation of Women in Executive Officer Appointments

The Board has adopted a formal written diversity policy. This policy recognizes the importance of having a highly skilled and talented group of Board members and officers, while at the same time has regard for the need to foster and promote diversity with respect to attributes such as gender, ethnicity and other factors. This policy considers the level of representation of women on the Board and in senior management and officer positions when making recommendations for new nominees and appointees, and provides for the requirement to keep an evergreen list of candidates using diversity as a consideration, as well as requiring consultants who are conducting searches on behalf of the Company to specifically recognize the Company’s approach to diversity.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporate Governance and Nominating Committee considers gender and all other types of diversity when considering new candidates for director and executive positions. However, the Board has not established specific targets for Board or executive officer composition and believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Company and the current composition of the Board and management team, including the current level of representation of women in such positions.

Number of Women on the Board and in Executive Officer Positions

Currently, the Company has one woman on its Board (12.5%) and none in executive officer positions.

PART 8 - OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any one of them is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which would constitute routine indebtedness) or to another entity (where such indebtedness to such other entity is, or was at any time during the most recently completed financial year of the Company, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries).

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

As of the date hereof, there is no indebtedness owing to the Company, any of its subsidiaries or any other entity (where such indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries) in connection with the purchase of securities or otherwise by any current or former executive officers, directors or employees of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than disclosed herein, no informed person (as such term is defined under applicable securities legislation), proposed nominee for election as a director, or any associate or affiliate of any informed person or proposed nominee, has had a material interest, direct or indirect, in any transaction with the Company or any of its subsidiaries or in any proposed transaction since the beginning of the last completed financial year that has materially affected the Company or any of its subsidiaries or is likely to do so.

For the above purposes, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting (other than the election of the directors and the approval of the 2020 Option Plan and the 2020 RSU Plan).

MANAGEMENT CONTRACTS

The management functions of the Company are performed by its directors and executive officers and the Company has no management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of the Company or private companies controlled by such directors and executive officers. See Part 4 “EXECUTIVE COMPENSATION” for details of the fees paid to the Company’s Named Executive Officers.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

Financial information about the Company is provided in its audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2019. You may obtain copies of such documents without charge upon request to us at Suite 610 - 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4 - telephone (604) 669 - 5702 / facsimile (604) 687 - 3567. You may also access such documents, together with the Company’s additional disclosure documents, through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. If you have further questions, please e-mail the Company at info@goldstandardv.com.

BOARD APPROVAL

The Board has approved the contents and the delivery of this Information Circular to its Shareholders.

DATED at Vancouver, British Columbia, as of the 12th day of May, 2020.

BY ORDER OF THE BOARD

(signed) “Jonathan T. Awde ”
Jonathan T. Awde
President and Chief Executive Officer

APPENDIX A

2020 AMENDED AND RESTATED RESTRICTED SHARE UNIT AWARD PLAN

[See attached]

A-1

GOLD STANDARD VENTURES CORP.

2020 AMENDED AND RESTATED RESTRICTED SHARE UNIT AWARD PLAN

~~September 12, 2017~~

June 24, 2020

TABLE OF CONTENT

ARTICLE 1 PURPOSE OF THIS PLAN	1
ARTICLE 2 DEFINITIONS	1
ARTICLE 3 EFFECTIVE DATE OF PLAN	45
ARTICLE 4 ADMINISTRATION OF PLAN	45
ARTICLE 5 SHARES AVAILABLE FOR AWARDS	56
ARTICLE 6 GRANT OF AWARDS	56
ARTICLE 7 VESTING	7
ARTICLE 8 ELIGIBILITY	67
ARTICLE 89 RESTRICTED AWARD GRANTS	68
ARTICLE 910 GENERAL TERMS OF RESTRICTED AWARDS	79
ARTICLE 1011 CHANGE IN STATUS	79
ARTICLE 1112 NON-TRANSFERABILITY OF RESTRICTED AWARDS	79
ARTICLE 1213 REPRESENTATIONS AND COVENANTS OF PARTICIPANTS	79
ARTICLE 1314 WITHHOLDING TAX	810
ARTICLE 1415 CONDITIONS	810
ARTICLE 1516 SUSPENSION, AMENDMENT OR TERMINATION OF PLAN	810
ARTICLE 1617 ADJUSTMENTS	911
ARTICLE 1718 GENERAL	1012

ARTICLE 1
PURPOSE OF THIS PLAN

1.1	Purpose of this Plan.

The purpose of this Plan is to promote the interests and long-term success of GSV by:

(a)	furnishing certain directors, officers, and employees of GSV or its Affiliates with greater incentive to develop and promote the business and financial success of GSV;

(b)	aligning the interests of persons to whom Awards may be granted with those of the shareholders of GSV generally through a proprietary ownership interest in GSV; and

(c)	assisting GSV in attracting, retaining and motivating its directors, officers, and employees.

GSV believes that these purposes may best be effected by granting Awards and affording such persons an opportunity to acquire a proprietary interest in GSV.

ARTICLE 2
DEFINITIONS

2.1	Definitions.

In this Plan, unless there is something in the subject matter or context inconsistent therewith, capitalized WORDS and terms will have the following meanings:

(a)	“Affiliate” means an affiliate as defined in the Securities Act and includes issuers that are similarly related, whether or not any of the issuers are companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;

(b)	“Applicable Withholding Taxes” means all taxes and other source deductions or other amounts which GSV or an Affiliate of GSV is or may be required by law to withhold in respect of the Plan or in respect of a Restricted Award, including in respect of the issuance transfer, amendment or vesting of a Restricted Award or the issuance of Shares or payment of cash thereunder;

(c)	“Associate” means an associate as defined in the Securities Act;

(d)	“Award Agreement” means any written agreement, contract or other instrument or document evidencing any Restricted Award granted under this Plan. Each Award Agreement shall be subject to the applicable terms and conditions of this Plan and any other terms and conditions (not inconsistent with this Plan) determined by the Compensation Committee;

(e)	“Blackout Period” means an interval of time during which GSV has determined that one or more Participants may not trade any securities of GSV because they may be in possession of undisclosed material information pertaining to GSV;

(f)	“Board” means the board of directors of GSV as constituted from time to time;

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(g)	“Change in Control” means:

(i)	any merger or amalgamation in which voting securities of GSV possessing more than fifty percent (50%) of the total combined voting power of GSV’s outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction;

(ii)	any acquisition, directly or indirectly, by a person or Related Group of Persons (other than a person that is a registered dealer as described in Section ~~2.1(s)(iii)~~ 2.1(x)(iii) and other than GSV or a person that directly or indirectly controls, is controlled by, or is under common control with, GSV) of beneficial ownership of voting securities of GSV possessing more than fifty percent (50%) of the total combined voting power of GSV’s outstanding securities;

(iii)	any acquisition, directly or indirectly, by a person or Related Group of Persons of the right to appoint a majority of the directors of GSV or otherwise directly or indirectly control the management, affairs and business of GSV;

(iv)	any sale, transfer or other disposition of all or substantially all of the assets of GSV;

(v)	a complete liquidation or dissolution of GSV; or

(vi)	any transaction or series of transactions involving GSV or any of its Affiliates that the Board in its discretion deems to be a Change in Control;

provided however, that a Change in Control shall not be deemed to have occurred if such Change in Control results from:

(vii)	the issuance, in connection with a bona fide financing or series of financings by GSV or any of its Affiliates, of voting securities of GSV or any of its Affiliates or any rights to acquire voting securities of GSV or any of its Affiliates which are convertible into voting securities; or

(viii)	a transaction or series of transactions involving GSV or any of its Affiliates whereby the holders of the voting securities of GSV continue to hold voting securities in the capital of the surviving or successor entity in substantially the same proportion as such holders held voting securities in GSV immediately prior to the commencement of such transaction or series of transactions.

(h)	“Compensation Committee” means the Compensation Committee of the Board or such other committee of the Board to which the Board has delegated responsibility for administration of the Plan or, if the Board has not made such delegation, “Compensation Committee” shall mean the Board;

(i)	“Consultant” means, in relation to GSV, an individual or Consultant Company, other than an employee, director or officer of the GSV, that:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to GSV or to an Affiliate of GSV, other than services provided in relation to a distribution of securities;

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	(ii)	provides the services under a written contract between GSV or the Affiliate of GSV and the individual or the Consultant Company;

	(iii)	in the reasonable opinion of GSV, spends or will spend a significant amount of time and attention on the affairs and business of GSV or an Affiliate of GSV; and

	(iv)	has a relationship with GSV or an Affiliate of GSV that enables the individual to be knowledgeable about the business and affairs of GSV.

(j)	“Consultant Company” means, for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

(k)	~~(i)~~ “Effective Date” has the meaning ascribed thereto by Section 3.1 of this Plan;

(l)	~~(j)~~ “Eligible Person” means director, officer, ~~or~~ employee or Consultant of GSV or its
Affiliates;

(m)	~~(k)~~ “Exchange” means the ~~TSX Venture~~ Toronto Stock Exchange, or such stock exchanges or other organized markets on which the Shares are listed or posted for trading;

(n)	“Fair Market Value” with respect to a Share, as at any date, means the weighted average of the prices at which the Shares traded on the Exchange (or, if the Shares are not then listed and posted for trading on the Exchange or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Shares occurs) for the five (5) trading days on which the Shares traded on the said exchange immediately preceding such date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(o)	~~(l)~~ “GSV” means Gold Standard Ventures Corp.;

(p)	~~(m)~~ “Insider” in relation to GSV means:

	(i)	a director or senior officer of GSV;

	(ii)	a director or senior officer of a company that is an Insider or subsidiary of GSV;
or

	(iii)	a person that beneficially owns or controls, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all Outstanding Shares.

(q)	~~(n)~~ “Merger and Acquisition Transaction” means:

	(i)	any merger;

	(ii)	any acquisition;

	(iii)	any amalgamation;

3

	(iv)	any offer for Shares which if successful would entitle the offeror to acquire all of the voting securities of GSV; or

	(v)	any arrangement or other scheme of reorganization;

that results in a Change in Control;

(r)	“Non-Employee Director” means any director of GSV who is neither:

	(i)	an employee or officer of GSV; nor

	(ii)	a service provider (including a Consultant) of GSV, other than in the capacity of a director of GSV;

(s)	~~(o)~~ “Outstanding Shares” at the time of any issuance of Shares means the number of Shares that are outstanding immediately prior to the issue of the Shares in question, on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which GSV is subject, including the Exchange;

(t)	~~(p)~~ “Participant” means an Eligible Person designated to be granted an Award under this Plan;

(u)	~~(q)~~ “Permitted Assign” in respect of a Participant means:

	(i)	an executor or administrator for the estate of the Participant upon the death of the Participant, or

	(ii)	a committee or duly appointed attorney of the Participant, upon the Participant becoming incapable, by reason of physical or mental infirmity, of managing his or her affairs.

(v)	“Pre-Plan Restricted Awards” has the meaning ascribed thereto by Section 8.2 of this Plan;

(w)	~~(r)~~ “Plan” means this ~~plan~~ 2020 Amended and Restated Restricted Award Unit Plan, as the same may from time to time be supplemented or amended and in effect;

(x)	~~(s)~~ “Related Group of Persons” in respect of a person means:

	(i)	the person together with any one or more of the person’s Associates or Affiliates; and

	(ii)	any two or more persons who have an agreement, commitment or understanding, whether formal or informal, with respect to:

(i) the acquisition of or the intention to acquire, directly or indirectly, beneficial ownership of, or control and direction over, voting securities of GSV; or

(ii) the exercise of voting rights attached to the securities of GSV beneficially owned by such persons, or over which such persons have

4

control and direction, on matters regarding the appointment of directors or control of the management, affairs and business of GSV;

(iii) despite the above Section ~~2.1(s)(ii)(i)~~2.1(x)(ii)(i), a registered dealer acting solely in an agency capacity for a person or Related Group of Persons in connection with the acquisition of beneficial ownership of, or control and direction over, securities of GSV, and not executing principal transactions for its own account or performing services beyond customary dealer’s functions, shall not be deemed solely by reason of such agency relationship to be a related person for the purposes of the definition of Related Group of Persons; and

(y)	~~(t)~~ “Restricted Award” means restricted share unit award granted pursuant to Section ~~8.1~~9.1, for which the form of Award Agreement is attached hereto as Schedule “A”;

(z)	~~(u)~~ “Securities Act” means the Securities Act (British Columbia), as amended from time to time;

(aa)	(v) “Shares” means the common shares in the capital of GSV; ~~and~~

(bb)	~~(w)~~ “Shareholder” means a holder of Shares; and

(cc)	“Vesting Date” means, with respect to Restricted Awards, the date on which GSV is required under the Award Agreement to determine the extent to which a Restricted Award is to be paid in Shares, cash or a combination thereof in accordance with Section 9.2 hereof and the Award Agreement.

ARTICLE 3
EFFECTIVE DATE OF PLAN

3.1 The effective date of the Plan is ~~September 12~~[•], ~~2017~~2020 (the “Effective Date”), or such other date as the Board may determine, subject to the approval of the Plan, if necessary, by disinterested Shareholders and the Exchange.

ARTICLE 4
ADMINISTRATION OF PLAN

4.1 The Board may at any time appoint a committee of the Board (the “Compensation Committee”) to, among other things, interpret, administer and implement this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan (provided that if at any such time such a committee has not been appointed by the Board, this Plan will be administered by the Board, and in such event references herein to the Compensation Committee shall be construed to be a reference to the Board). The Board will take such steps that in its opinion are required to ensure that the Compensation Committee has the necessary authority to fulfil its functions under this Plan.

4.2 The Compensation Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan, and to make determinations and take such other action in connection with or in relation to the Plan as it deems necessary or advisable. Each determination or action made or taken pursuant to the Plan, including interpretation of the Plan, shall be final and conclusive for all purposes and binding on all parties, absent manifest error.

5

4.3 GSV will be responsible for all costs relating to the administration of the Plan.

4.4 Unless otherwise determined by the Board, the Plan shall remain an unfunded obligation of GSV and the rights of Participants under the Plan shall be general unsecured obligations of GSV.

4.5 GSV is authorized to take such steps as may be necessary to ensure all Applicable Withholding Taxes are withheld, deducted and remitted as required by law.

ARTICLE 5
SHARES AVAILABLE FOR AWARDS

5.1 Subject to adjustment as provided in Article 16 of this Plan, the aggregate number of Shares that may be issuable pursuant to this Plan shall not exceed ~~5,000,000~~6,746,579 Shares, including any Pre-Plan Restricted Awards (as defined below). In addition, the aggregate number of Shares that may be issuable pursuant to this Plan combined with all of GSV’s other security based compensation arrangements, including GSV’s stock option plan, shall not exceed ~~10~~8% of the Outstanding Shares.

5.2 For purposes of Section ~~5.1~~5.1 and subject to Section ~~5.3~~5.3, the number of Shares covered by a Restricted Award or to which a Restricted Award relates shall be counted on the date of grant of such Restricted Award against the aggregate number of Shares available for granting Restricted Awards under this Plan.

5.3 If an outstanding Restricted Award for any reason expires or is terminated or cancelled without having been settled in full, the Shares shall again be available for issuance under this Plan.

5.4 The Board will reserve for issuance from time to time out of the authorized but unissued Shares sufficient Shares to provide for issuance of all Shares which are issuable under all Restricted Awards.

5.5 Fractional Restricted Awards are permitted under this Plan.

ARTICLE 6
GRANT OF AWARDS

6.1 Subject to the provisions of this Plan, the Compensation Committee may from time to time grant to any Eligible Person one or more Restricted Awards as the Compensation Committee deems appropriate.

6.2 The date on which a Restricted Award will be deemed to have been granted under this Plan will be the date on which the Compensation Committee authorizes the grant of such Restricted Award or such other future date as may be specified by the Compensation Committee at the time of such authorization (including, but not limited to, the date the Award Agreement is entered into pursuant to Section ~~6.4~~7.1).

6.3 The number of Shares that may be issued under any Restricted Award will be determined by the Compensation Committee, provided that:

(a)	the number of Shares reserved for issuance to any one Participant pursuant to this Plan combined with all of GSV’s other security based arrangements, including GSV’s stock option plan, within any one year period shall not, in aggregate, exceed 5% of the total number of Outstanding Shares; ~~and~~

6

(b)	the number of Shares:

(i) issuable, at any time, to Participants that are Insiders; and

(ii) issued to Participants that are Insiders within any one year period;

pursuant to this Plan, or when combined with all of GSV’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance from treasury of Shares shall not, in aggregate, exceed ~~10~~ 8% of the total number of Outstanding Shares.

(c)	no Restricted Award shall be granted to any Non-Employee Director if such grant would, at the time of the grant result in the aggregate value of Restricted Awards and, in the case of other security based compensation arrangements of GSV, including stock options (together, “ Full Value Awards”), the grant value of Shares granted to the Non-Employee Director during GSV’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a Non-Employee Director, in the Non-Employee Director’s discretion, in place of the same value of foregone cash compensation from GSV, shall not be counted toward the foregoing $150,000 limit and provided further that this Section 6.3(c) shall not apply to one time initial grants to new directors who would be a Non-Employee Director upon joining the Board as compensation for serving on the Board (the “Non-Employee Director Limit”),

ARTICLE 7
VESTING

7.1 ~~6.4~~ Each Restricted Award will be evidenced by an Award Agreement which incorporates such terms and conditions (including all vesting conditions) as the Compensation Committee in its discretion deems appropriate and consistent with the provisions of this Plan (and the execution and delivery by GSV of an Award Agreement with a Participant shall be conclusive evidence that such Award Agreement incorporates terms and conditions determined by the Compensation Committee and is consistent with the provisions of this Plan). Each Award Agreement will be executed by the Participant to whom the Restricted Award is granted and on behalf of GSV by any member of the Compensation Committee or any officer of GSV or such other person as the Compensation Committee may designate for such purpose.

7.2 ~~6.5~~ Awards granted pursuant to this Plan shall typically have a vesting term of three years, subject to the discretion of the Compensation Committee to determine a different vesting schedule for any Award.

ARTICLE 8~~ARTICLE 7~~
ELIGIBILITY

8.1 ~~7.1~~ Any Eligible Person shall be eligible to be designated a Participant. GSV and a Participant shall confirm that any Eligible Person that is an employee is a bona fide employee of GSV or its Affiliates. In determining whether an Eligible Person shall receive a Restricted Award and the terms of any Restricted Award, the Compensation Committee may take into account the nature of the services rendered by the Eligible Person, his or her present and potential contributions to the success of GSV, and such other factors as the Compensation Committee, in its discretion, shall deem relevant.

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8.2 Any restricted share unit awards previously granted by the Company (the “Pre-Plan Restricted Awards”) which remain outstanding as at the effectiveness of the Plan, and any Restricted Awards granted pursuant to this Plan, shall be governed by and subject to the terms of the Company’s restricted share unit award plan in force as of the date of grant of such restricted share unit awards. Any Shares issuable upon exercise of the Pre-Plan Restricted Awards will be included for the purpose of calculating the aggregate number of Shares that may be issuable pursuant to this Plan combined with all of GSV’s other security based compensation arrangements, as set out in Article 5.

ARTICLE 9~~ARTICLE 8~~
RESTRICTED AWARD GRANTS

9.1 ~~8.1~~ The Compensation Committee is hereby authorized to grant Restricted Awards to an Eligible Person subject to the terms of this Plan. Each vested, whole Restricted Award granted under this Plan shall be denominated or payable in Shares ~~and shall confer on the holder thereof the right to receive one Share from treasury~~ (subject to adjustment in accordance with this Plan) or cash, at the sole discretion of the Compensation Committee, upon the completion of certain conditions during such periods as the Compensation Committee shall establish. Subject to the terms of this Plan, the conditions to be completed during any period, the length of any period, the amount of any Restricted Award granted, the number of treasury Shares or cash, as applicable, receivable pursuant to any Restricted Award and any other terms and conditions of the Restricted Award shall be determined by the Compensation Committee at the time of grant. A Restricted Award will be subject to an Award Agreement containing such terms and conditions, not inconsistent with the provisions of this Plan, as the Compensation Committee shall determine.

9.2 Within 60 business days of a Vesting Date, the Compensation Committee, in its sole and absolute discretion, shall, based on the Fair Market Value on the applicable Vesting Date, have the option of settling payment for Restricted Awards by any of the following methods or by a combination of such methods:

(a)	payment in cash; or

(b)	subject to applicable law, payment in Shares issued from the treasury of GSV.

In the event that the Compensation Committee does not use its discretion to determine the form of payment for the Restricted Awards within 60 business days of a Vesting Date, payment for such Restricted Awards shall be in Shares issued from the treasury of GSV.

The Corporation shall not determine whether the payment method shall take the form of cash or Shares until a Vesting Date, or some reasonable time prior thereto. A Participant shall not have any right to demand, to be paid in, or to receive Shares in respect of a Restricted Award, at any time. Notwithstanding any election by GSV to settle any Restricted Award or a portion thereof, in Shares, GSV reserves the right to change its election in respect thereof at any time up until payment is actually made (the “Payment Date”) and the Participant shall not have the right, at any time to enforce settlement in the form of Shares of GSV.

Any amount payable to the Participant in respect of a Restricted Award shall be paid to the Participant as soon as practicable following the Vesting Date and in any event within sixty (60) days of the Vesting Date and GSV shall withhold from any such amount payable all amounts as may be required by law and in the manner contemplated by Section 14.1 hereof.

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To the extent a Restricted Award is to be payable in Shares, one Share is to be issued for each whole Restricted Award. The Shares payable will be issued from treasury to the Participant. GSV shall register and deliver certificates for such Shares to the Participant by first class insured mail, unless GSV shall have received alternative instructions from the Participant for the registration and/or delivery of the certificates. To the extent a Restricted Award is to be payable in cash, the amount of cash shall be determined as of the close of business on the Vesting Date as the product of: (a) the number of Restricted Awards payable in cash, and (b) the Fair Market Value.

9.3 ~~8.2~~ Except as otherwise determined by the Compensation Committee or as set forth in the applicable Award Agreement, upon the termination of a Participant’s employment (as determined under criteria established by the Compensation Committee), including by way of death, retirement, disability, termination without cause and termination for cause during the term of a Restricted Award, all unvested Restricted Awards held by the Participant shall be forfeited and cancelled; provided, however, that the Compensation Committee may, if it determines that a waiver would be in the best interest of GSV, waive in whole or in part any or all remaining restrictions or conditions with respect to any such Award.

ARTICLE 10~~ARTICLE 9~~
GENERAL TERMS OF RESTRICTED AWARDS

10.1 ~~9.1~~ Restricted Awards may be granted for no cash consideration.

10.2 ~~9.2~~ Restricted Awards may, in the discretion of the Compensation Committee, be granted either alone or in addition to or in tandem with any award granted under any plan of GSV or any Affiliate. Restricted Awards granted in addition to or in tandem with awards granted under any such other plan of GSV or any Affiliate may be granted either at the same time as or at a different time from the grant of such other awards.

10.3 ~~9.3~~ All Shares delivered pursuant to a Restricted Award shall be subject to such stop transfer orders and other restrictions as the Compensation Committee may deem advisable, applicable Canadian provincial or foreign securities laws and regulatory requirements, applicable Exchange policies and rules, and applicable Canadian corporate laws, and the Compensation Committee may direct appropriate stop transfer orders and cause other legends to be placed on the certificates for such Shares to reflect such restrictions. If the Shares are traded on a securities exchange, GSV shall not be required to deliver any Shares covered by a Restricted Award unless and until such Shares have been listed and posted for trading on such securities exchange.

ARTICLE 11~~ARTICLE 10~~
CHANGE IN STATUS

11.1 ~~10.1~~ A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Restricted Award was granted to such Participant will not result in the termination of the Restricted Award granted to such Participant provided that such Participant remains an Eligible Person.

ARTICLE 12~~ARTICLE 11~~
NON-TRANSFERABILITY OF RESTRICTED AWARDS

11.1 Each Award Agreement will provide that the Restricted Award granted thereunder is not transferable or assignable to anyone other than a Permitted Assign.

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ARTICLE 13~~ARTICLE 12~~
REPRESENTATIONS AND COVENANTS OF PARTICIPANTS

13.1 ~~12.1~~ Each Award Agreement will contain representations and covenants of the Participant that:

(a)	the Participant is a director, officer or employee of GSV or its Affiliates or a person otherwise determined as an Eligible Person under this Plan by the Compensation Committee;

(b)	the Participant has not been induced to enter into such Award Agreement by the expectation of employment or continued employment with GSV or its Affiliates;

(c)	the Participant is aware that the grant of the Restricted Award and the issuance by GSV of Shares thereunder are exempt from the obligation under applicable securities laws to file a prospectus or other registration document qualifying the distribution of the Restricted Awards of the Shares to be distributed thereunder under any applicable securities laws.

ARTICLE 14~~ARTICLE 13~~
WITHHOLDING TAX

14.1 ~~13.1~~ Each Participant shall be responsible for all taxes in respect of the Plan and in respect of the issuance, transfer, amendment or vesting of a Restricted Award or the issuance of Shares or payment of cash thereunder. GSV makes no guarantee to any person regarding the tax consequences of becoming a Participant in the Plan and none of GSV, its Affiliates or any of their respective employees or representatives shall have any liability to any Participant with respect thereto. GSV shall be entitled to take all reasonable and necessary steps and to obtain all reasonable or necessary indemnities, assurances, payments or undertakings to satisfy any obligation to pay or withhold an amount on account of Applicable Withholding Taxes. Without limiting the generality of the foregoing, GSV may for such purposes withhold or offset such amounts from any salary or other amounts otherwise due or to become due from GSV to the Participant or may require that a Participant pay such amounts to GSV.

14.2 ~~13.2~~ Participant will be solely responsible for paying any Applicable Withholding Taxes arising from the grant, vesting or issuance or payment of underlying Shares or cash of any Restricted Award and payment is to be made in a manner satisfactory to GSV. Notwithstanding the foregoing, GSV will have the right to withhold from any Restricted Award or any Shares issuable or cash payable pursuant to a Restricted Award or from any cash amounts otherwise due or to become due from GSV to the Participant, an amount equal to any such taxes.

ARTICLE 15~~ARTICLE 14~~
CONDITIONS

15.1 ~~14.1~~ Notwithstanding any provision in this Plan~~, other than Section 6.8~~, or an Award Agreement, GSV’s obligation to issue Shares to a Participant pursuant to the terms of any Restricted Award will be subject to, if applicable:

(a)	completion of such registration or other qualification of such Shares or obtaining approval of such governmental authority as GSV will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

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(b)	the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Shares, as GSV or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

ARTICLE 16~~ARTICLE 15~~
SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

16.1 ~~15.1~~ The Compensation Committee will have the right at any time and from time to time to suspend or terminate this Plan and, subject to Section ~~15.2~~16.2, may:

(a)	with the prior approval of disinterested Shareholders of GSV by ordinary resolution make any amendment to any Restricted Award Agreement or this Plan, including any amendment that would:

	(i)	increase the number of Shares, or rolling maximum, reserved for issuance under this Plan as set out in Section 5.1;

	(ii)	extend the term of a Restricted Award beyond its original expiry time;

	(iii)	to remove or exceed the Non-Employee Director Limit;

	(iv)	~~(iii)~~ result in any modification to this Section ~~15.1~~16.1; or

(b)	without the prior approval of ~~unitholders~~Shareholders of GSV and without limiting the generality of the foregoing, the Compensation Committee may make any other amendments not listed in (a) above to any Award Agreement or this Plan, as follows:

	(i)	amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

	(ii)	amendments to reflect any requirements of any regulatory authorities to which GSV is subject, including the Exchange;

	(iii)	amendments to any vesting provisions of a Restricted Award; and

	(iv)	amendments to the expiration date of a Restricted Award that does not extend the term of a Restricted Award past the original date of expiration for such Restricted Award.

Notwithstanding the foregoing, all procedures and necessary approvals required under the applicable rules and regulations of all regulatory authorities to which GSV is subject shall be complied with and obtained in connection with any such suspension, termination or amendment to this Plan or amendments to any Award Agreement.

16.2 ~~15.2~~ In exercising its rights pursuant to Section ~~15.1~~16.1, the Compensation Committee will not have the right to affect in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any Participant under any Restricted Award previously granted under this Plan except: (a) with the consent of such Participant; (b) as permitted pursuant to Article ~~16~~17; or (c) for the purpose of complying with the requirements of any regulatory authorities to which GSV is subject, including the Exchange.

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16.3 ~~15.3~~ The full powers of the Compensation Committee as provided for in this Plan will survive the termination of this Plan until all Restricted Awards have been vested in full (including the issuance of any underlying Shares) or have otherwise expired.

ARTICLE 17~~ARTICLE 16~~
ADJUSTMENTS

17.1 ~~16.1~~ In the event of any Share distribution, Share split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution of GSV’s assets to the Shareholders, or any other change affecting the Shares, the Restricted Awards of each Participant and the Restricted Awards outstanding under the Plan shall be adjusted in such manner, if any, as the Compensation Committee may in its discretion deem appropriate to reflect the event. However, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Restricted Awards will be granted to such Participant to compensate for a downward fluctuation in the market price of the Shares, nor will any other form of benefit be conferred upon, or in respect of a Participant for such purpose.

17.2 ~~16.2~~ In the event of a Merger and Acquisition Transaction or proposed Merger and Acquisition Transaction, the Compensation Committee shall determine in an appropriate and equitable manner:

(a)	any adjustment to the number and type of Shares (or other securities) that thereafter shall be made the subject of Restricted Awards; and

(b)	the number and type of Shares (or other securities) subject to outstanding Restricted Awards; and

(c)	determine the manner in which all unvested Restricted Awards granted under this Plan will be treated including, without limitation, requiring the acceleration of the time for the vesting of such Restricted Awards by the Participants, the time for the fulfilment of any conditions or restrictions on such vesting, and the time for the expiry of such Restricted Awards.

Subsections (a) through (c) of this Section ~~16.2~~17.2 may be utilized independently of, successively with, or in combination with each other and Section ~~16.1~~17.1, and nothing therein contained shall be construed as limiting or affecting the ability of the Compensation Committee to deal with Restricted Awards in any other manner. All determinations by the Compensation Committee under this Article 16 will be final, binding and conclusive for all purposes.

17.3 ~~16.3~~ Notwithstanding anything else in this Plan, any unvested Restricted Awards issued to a Participant at the time of a Merger and Acquisition Transaction shall immediately vest if either (i) the Participant is either terminated without cause or resigns with good reason (as such term has been defined under common law, including any reason that would be considered to amount to constructive dismissal by a court of competent jurisdiction) from their position with GSV within the period ending 12 months from the date of the completion of the Merger and Acquisition Transaction, or (ii) the Compensation Committee, acting reasonably, determines that an adjustment to the number and type of Shares (or other securities) resulting from a Merger and Acquisition Transaction is impractical or impossible. In the event this Section ~~16.3~~17.3 is applicable, the Compensation Committee shall, acting reasonably, determine the extent to which the Participant met the conditions for vesting of Restricted Awards.

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17.4 ~~16.4~~ The grant of any Restricted Awards under this Plan will in no way affect GSV’s right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

ARTICLE 18~~ARTICLE 17~~
GENERAL

18.1 ~~17.1~~ Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a Shareholder of GSV with respect to any Shares reserved for the purpose of any Restricted Award.

18.2 ~~17.2~~ Nothing in this Plan or any Award Agreement will confer upon any Participant any right to continue in the employ of or under contract with GSV or its Affiliates or affect in any way the right of GSV or any such Affiliate to terminate his or her employment at any time or terminate his or her consulting contract, nor will anything in this Plan or any Award Agreement be deemed or construed to constitute an agreement, or an expression of intent, on the part of GSV or any such Affiliate to extend the employment of any Participant beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of GSV or its Affiliates or any present or future retirement policy of GSV or its Affiliates, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with GSV or its Affiliates. Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of this Plan.

18.3 ~~17.3~~ Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board in connection with any allotment and issuance of Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

18.4 ~~17.4~~ The Plan and any Award Agreement granted hereunder will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

18.5 ~~17.5~~ References herein to any gender include all genders and to the plural includes the singular and vice versa. The division of this Plan into Sections and Articles and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan.

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SCHEDULE “A”

FORM OF AWARD AGREEMENT

GOLD STANDARD VENTURES CORP.
(“GSV”)

RESTRICTED SHARE UNIT AWARD PLAN

AWARD AGREEMENT

This Award Agreement is entered into between GSV and the Participant named below pursuant to GSV’s Restricted Share Unit Award Plan (the “Plan”). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Plan.

This Agreement confirms that:

1.		on _____________________, 20__ (the “Award Date”);

2.		______________________ (the “Participant”);

3.		was granted _______________ Restricted Awards in respect of employment services to be rendered by the Participant to GSV or its Affiliates each of which entitles the Participant to receive one Share ~~upon vesting~~ (or otherwise, as determined pursuant to the Plan), provided the following conditions are met:

(a) [conditions of vesting to be included at time of grant.]

4.		the vesting of the Restricted Awards shall occur on the following schedule:

	Vesting Date	Percentage Vested

[Timing of vesting to be included at time of grant.]

5.		GSV shall issue to the Participant ~~all amounts receivable by the Participant all~~any Shares receivable by the Participant pursuant to this Agreement from treasury;

6.		by execution of this Agreement and acceptance of the Restricted Awards hereby granted, the Participant hereby represents and warrants to GSV that the Participant:

(b) is director, officer or employee of GSV or its Affiliates or a person otherwise determined as an Eligible Person under this Plan by the Compensation Committee;

(c) has not been induced to enter into such Agreement by the expectation of employment or continued employment with GSV or its Affiliates;

(d) is aware that the grant of the Restricted Award and the issuance by GSV of Shares thereunder are exempt from the obligation under applicable securities laws to file a prospectus or other registration document qualifying the distribution of the Restricted Awards of the Shares to be distributed thereunder under any applicable securities laws;

7.	without restricting the generality of Section ~~4.5~~4.5 of the Plan, GSV is expressly authorized to withhold and remit all Applicable Withholding Taxes arising as a consequence of the issuance, transfer, amendment or vesting of a Restricted Award granted pursuant to this Agreement or the issuance of Shares ~~thereunder,~~(or otherwise, as determined pursuant to the Plan) (the “Applicable Withholding Taxes Amount”), in any of the following ways or any combination thereof:

	(a)	by requiring the Participant, as a precondition to GSV’s obligation to issue Shares from treasury, to pay to GSV in cash the Applicable Withholding Taxes Amount, to be remitted by GSV to the appropriate government authorities for the Participant’s account;

	(b)	by offset against any salary or other amounts otherwise due or to become due from GSV to the Participant and remitting such amounts to the appropriate government authorities for the Participant’s account; and

	(c)	by selling, as the Participant’s agent, sufficient of the Shares issued to the Participant in payment and settlement of the Restricted Awards to raise, net of commissions and other related expenses, cash in an amount not less than the Applicable Withholding Taxes Amount and remitting the Applicable Withholding Taxes Amount to the appropriate government authorities for the Participant’s account, and the Participant hereby irrevocably appoints GSV as the Participant’s agent to effect such sale or sales and receive the proceeds therefrom;

otherwise all on the terms and subject to the conditions and restrictions set out in the Plan.

By signing this Agreement, the Participant acknowledges that the Participant has read and understands the Plan and agrees to the terms and conditions of the Plan and this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the ________ day of __________, 20__.

GOLD STANDARD VENTURES CORP.

By:		By:
	Participant		Authorized Signatory

APPENDIX B

2020 AMENDED AND RESTATED STOCK OPTION PLAN

[See attached]

B-1

GOLD STANDARD VENTURES CORP.

~~2017~~2020 AMENDED AND RESTATED STOCK OPTION PLAN

1.	Objectives

The Plan is intended as an incentive to attract and retain qualified directors, senior officers, Employees, Management Company Employees, Consultants and Consultant Companies of the Company and its Affiliates, to promote a proprietary interest in the Company and its Affiliates among such persons, and to stimulate the active interest of such persons in the development and financial success of the Company and its Affiliates.

2.	Definitions

2.1	As used in the Plan, the terms set forth below shall have the following respective meanings:

(a)	“Affiliate”, means an affiliate as defined in the Securities Act and includes issuers that are similarly related, whether or not any of the issuers are companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;

(b)	“Associate” means an associate as defined in the Securities Act;

(c)	“Black Out Period” means a temporary period during which Optionees may not exercise their Options;

(d)	“Board” means the board of directors of the Company;

(e)	“Change in Control” means:

	(i)	any merger or amalgamation in which voting securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction;

	(ii)	any acquisition, directly or indirectly, by a person or Related Group of Persons (other than a person that is a registered dealer as described in Section 2.1(aa)(iii)and other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership of voting securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities;

	(iii)	any acquisition, directly or indirectly, by a person or Related Group of Persons of the right to appoint a majority of the directors of the Company or otherwise directly or indirectly control the management, affairs and business of the Company;

	(iv)	any sale, transfer or other disposition of all or substantially all of the assets of the Company;

	(v)	a complete liquidation or dissolution of the Company; or

	(vi)	any transaction or series of transactions involving the Company or any of its Affiliates that the Board in its discretion deems to be a Change in Control;

(f)	“Committee” means the Compensation Committee of the Board or such other committee of the Board to which the Board has delegated responsibility for administration of the Plan or, if the Board has not made such delegation, “Committee” shall mean the Board;

(g)	“Company” means Gold Standard Ventures Corp., a company existing under the Business Corporations Act (British Columbia);

(h)	“Consultant” means, in relation to the Company, an individual or Consultant Company, other than an Employee or a Director/Officer of the Company, that:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution of securities;

(ii) provides the services under a written contract between the Company or the Affiliate of the Company and the individual or the Consultant Company;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company; and

(iv) has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(i)	“Consultant Company” means, for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

(j)	“Date of Grant” means the date an Option is granted by the Committee to the Optionee, subject to any regulatory or other approvals or conditions;

(k)	“Directors/Officers” means directors, senior officers or Management Company Employees of the Company or any subsidiary of the Company;

(l)	“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

	(i)	being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

	(ii)	acting as a Director/Officer of the Company or its subsidiaries.

(m)	~~(l)~~ “Employee” means:

(i)	an individual who is considered an employee of the Company or its subsidiary under the Income Tax Act (Canada);

(ii)	an individual who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)	an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

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(n)	~~(m)~~ “Exchange” means:

	~~(i)~~	~~the TSX-V if the Shares are listed on the TSX-V;~~

	(i)	~~(ii)~~ the TSX if the Shares are listed on the TSX; and

	(ii)	~~(iii)~~ if the Shares are not listed on ~~the TSX-V or~~ the TSX, any other stock exchange on which the Shares are listed (if the Shares are traded on more than one stock exchange, then the stock exchange on which a majority of Shares are traded).

(o)	~~(n)~~ “Insider” in relation to the Company means:

	(i)	a director or senior officer of the Company;

	(ii)	a director or senior officer of a company that is an Insider or subsidiary of the Company; or

	(iii)	a person that beneficially owns or controls, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares

(p)	~~(o)~~ “Insider Participation Limit” has the meaning ascribed thereto in Section ~~6.3~~6.2;

~~(p)~~	“~~Investor Relations Activities~~” ~~means any activities, by or on behalf of the Company or a shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, except for such activities that the Exchange specifically states to not be Investor Relations Activities;~~

(q)	“Management Company Employee” means an individual employed by an entity providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company~~, but excluding an entity engaged in Investor Relations Activities~~;

(r)	“Market Price” in relation to a Share subject to an Option on the Date of Grant of the Option means:

	~~(i)~~	~~if the Company is listed~~ on ~~the TSX-V, the last closing price of the Shares on the TSX-V before such Date of Grant;~~

	(i)	~~(ii)~~ if the Company is listed on the TSX, the volume weighted average trading price of the Shares for the five trading days (on which at least one board lot of the Shares was traded) before such Date of Grant on the TSX; or

	(ii)	~~(iii)~~ if the Shares are not listed on ~~the TSX-V or~~ the TSX, the volume weighted average trading price of the Shares for the five trading days (on which at least one board lot of the Shares was traded) before such Date of Grant on such other stock exchange or securities market on which Shares are listed as is selected by the Board.

(s)	“Merger and Acquisition Transaction” means:

	(i)	any merger;

	(ii)	any acquisition;

	(iii)	any amalgamation;

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	(iv)	any offer for Shares which if successful would entitle the offeror to acquire all of the voting securities of the Company; or

	(v)	any arrangement or other scheme of reorganization;

that results in a Change in Control;

(t)	“Non-Employee Director” means any Director of the Company who is neither:

	(i)	an Employee or Officer of the Company; nor

	(ii)	a service provider (including a Consultant) of the Company, other than in the capacity of a Director;

(u)	~~(t)~~ “Option” means an option to purchase Shares granted under or subject to the terms of the Plan, including the Pre-Plan Options;

(v)	~~(u)~~ “Option Agreement” means a written agreement between the Company and an Optionee that sets forth the terms, conditions and limitations applicable to an Option;

(w)	~~(v)~~ “Option Period” means the period during which an Option may beexercised;

(x)	~~(w)~~ “Optionee” means a person to whom an Option has been granted under the terms of the Plan or who holds an Option that is otherwise subject to the terms of the Plan;

(y)	~~(x)~~ “Plan” means this 2020 Amended and Restated Stock Option Plan ~~of~~, as the ~~Company~~same may from time to time be supplemented or amended and in effect;

(z)	~~(y)~~ “Pre-Plan Options” has the meaning set forth in Section 4.2;

(aa)	~~(z)~~ “Related Group of Persons” in respect of a person means:

	(i)	the person together with any one or more of the person’s Associates or Affiliates;and

	(ii)	any two or more persons who have an agreement, commitment or understanding, whether formal or informal, with respect to:

	(A)	the acquisition of or the intention to acquire, directly or indirectly, beneficial ownership of, or control and direction over, voting securities of the Company; or

	(B)	the exercise of voting rights attached to the securities of the Company beneficially owned by such persons, or over which such persons have control and direction, on matters regarding the appointment of directors or control of the management, affairs and business of the Company;

	(iii)	despite the above Section 2.1~~(z)~~(aa)(ii)(A), a registered dealer acting solely in an agency capacity for a person or Related Group of Persons in connection with the acquisition of beneficial ownership of, or control and direction over, securities of the Company, and not executing principal transactions for its own account or performing services beyond customary dealer’s functions, shall not be deemed solely by reason of such agency relationship to be a related person for the purposes of the definition of Related Group of Persons;

(bb)	(aa) “Securities Act” means the Securities Act (British Columbia), as amended from time to time;

(cc)	~~(bb)~~ “Shares” means common shares in the capital of the Company;

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~~(cc)~~	~~“TSX-V” means the TSX Venture Exchange (or any successor stock exchange thereof);and~~

(dd)	“TSX” means the Toronto Stock Exchange (or any successor stock exchange thereof).

3.	Administration of the Plan

3.1

The Plan shall be administered by the Committee. With respect to Option grants to directors of the Company, the Board shall serve as the Committee. With respect to any other Options the Board may specifically constitute a committee of two or more directors of the Company as the Board may designate from time to time to serve as the Committee for the Plan, all of the members of which shall be and remain directors of the Company. Notwithstanding the foregoing, the Board may resolve to be the Committee to administer the Plan with respect to all of the Plan or certain participants and/or awards made or to be made under the Plan.

3.2

The Committee shall have full and exclusive power to interpret the Plan, to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of the Plan, and to reserve and issue Shares issuable pursuant to the exercise of Options. The Committee may, in its discretion but subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company, provide for the extension of the exercisability of an Option, accelerate the vesting or exercisability of any Option, eliminate or make less restrictive any restrictions contained in an Option, waive any restriction or other provision of the Plan or an Option or otherwise amend or modify an Option in any manner that is either (a) not adverse to the Optionee holding such Option or (b) consented to by such Optionee. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Option in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee in the interpretation and administration of the Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. No member of the Committee shall be liable for anything done or omitted to be done by such member, by any member of the Committee or by any officer of the Company in connection with the performance of any duties under the Plan, except for such member’s own wilful misconduct or as expressly provided by statute.

3.3	All administrative costs of the Plan shall be paid by the Company.

4.	Eligibility

4.1	Options may be granted to Employees, Directors/Officers and Consultants (and Consultant Companies as may be permitted by the Exchange) who are in the opinion of the Committee in a position to contribute to the success of the Company or any of its Affiliates or who, by virtue of their service to the Company or any predecessors thereof or to any of its Affiliates are, in the opinion of the Committee, worthy of special recognition. The granting of Options is entirely discretionary and nothing in this Plan shall be deemed to give any person any right to participate in this Plan or to be granted an Option and designation of an Optionee in any year shall not require the designation of such person to receive an Option in any other year. The Committee shall consider such factors as it deems pertinent in selecting participants and in determining the amount and terms of their respective Options.

4.2

Any options previously granted by the Company (the “Pre-Plan Options”) which remain outstanding as at the effectiveness of the Plan ~~will be deemed to have been issued under and will~~, and any Options granted pursuant to the Plan, shall be governed by and subject to the terms of the ~~Plan and, in the event of any inconsistency between the terms of the agreements governing the Pre-Plan Options and the terms of the Plan, the terms~~Company’s stock option plan in force as of the date of grant of such ~~agreements shall govern~~stock options. Any Shares issuable upon exercise of the Pre-Plan Options will be included for the purpose of calculating the amounts set out in Sections 5 and 6 hereof.

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4.3

Subject to any applicable regulatory approvals, Options may also be granted under the Plan in exchange for outstanding options granted by the Company or any predecessor company thereof or any Affiliate thereof, whether such outstanding options are granted under the Plan, under any other stock option plan of the Company or any predecessor company or any Affiliate thereof, or under any stock option agreement with the Company or any predecessor corporation or Affiliate thereof.

4.4

Subject to any applicable regulatory approvals, Options may also be granted under the Plan in substitution for outstanding options of another company in connection with a plan of arrangement or exchange, amalgamation, merger, consolidation, acquisition of property or shares, or other reorganization between or involving such other company and the Company or any of itssubsidiaries.

5.	Number of Shares Reserved under the Plan

The maximum aggregate number of Shares issuable pursuant to the exercise of Options granted under the Plan, combined with all of the Company’s other security based compensation arrangements, including the Company’s restricted share unit award plan, from time to time shall not exceed in aggregate ~~10~~8% of the Company’s Shares issued and outstanding at the time of grant (including Shares issuable upon exercise of any Pre-Plan Options ~~assumed by the Plan upon its effectiveness pursuant to Section 20 hereof~~), provided that:

(a)	if any Shares covered by an Option subject to the Plan are forfeited, or if an Option has expired, terminated or been cancelled for any reason whatsoever, then the Shares covered by such Option shall again be, or shall become, Shares with respect to which Options may be granted hereunder, and

(b)	such maximum number of Shares shall be appropriately adjusted in the event of any subdivision or consolidation of the Shares.

6.	Number of Optioned Shares per Optionee

6.1

The determination regarding the number of Shares that may be the subject of Options granted to each Optionee pursuant to an Option will be made by the Committee and will take into consideration the Optionee’s present and potential contribution to the success of the Company and applicable legal and regulatory requirements.

~~6.2~~	~~For so long as the Company is listed on the TSX-V, grants under the Plan shall be subject to the following limitations:~~

~~(a)~~	~~Subject to Sections 6(b) and 6(c), the aggregate number of Shares that may be reserved for issuance pursuant to the Plan, or as incentive stock options, to any one Optionee in a 12-month period must not exceed 5% of the issued and outstanding Shares (determined at the Date of Grant), unless, as may be required by the TSX-V, disinterested shareholder approval is obtained;~~

~~(b)~~	~~The number of Shares subject to Options granted~~ to ~~any one Consultant~~ in a ~~12-month period must not exceed 2% of the issued and outstanding Shares (determined at the Date of Grant);~~

~~(c)~~	~~The aggregate number of Shares subject to Options granted to all Optionees who are employed to provide Investor Relations Activities must not exceed 2% of the issued and outstanding Shares in any 12-month period (determined at the Date of Grant);~~

~~(d)~~	~~The number~~ of ~~Options granted~~ to ~~Insiders within~~ a 12-month ~~period~~ to ~~acquire Shares reserved for issuance under the Plan must not exceed 10% of the issued and outstanding Shares, unless, as may be required by the TSX-V, disinterested shareholder approval is obtained; and~~

~~(e)~~	~~Subject to any longer vesting period as may be set out in the related Option Agreement, an Option granted to a Consultant performing Investor Relations Activities shall vest in stages over 12 months with no more than 25% of the Shares subject to the Option vesting in any three-month period~~

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6.2	~~6.3~~ For so long as the Company is listed on the TSX, grants under the Plan shall be subject to the following limitations (collectively, the “Insider Participation Limit”):

(a)	Shares issuable to Insiders under the Plan at any time, when combined with all of the Company’s other security based compensation arrangements, shall not exceed ~~10~~ 8% of the issued and outstanding Shares; and

(b)	Shares issued to Insiders under the Plan, when combined with all of the Company’s other security based compensation arrangements, shall not exceed ~~10~~ 8% of the issued and outstanding Shares in any 12 month period.

6.3	No Option shall be granted to any Non-Employee Director if such grant would, at the time of the grant result in:

(a)	the aggregate value of Options granted to the Non-Employee Director during the Company’s fiscal year exceeding $100,000; or

(b)	the aggregate value of Options and, in the case of security based compensation arrangements of the Company that do not provide for the granting of incentive stock options (“Full Value Awards”), the grant value of Shares granted to the Non-Employee Director during the Company’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a Non-Employee Director, in the Non-Employee Director’s discretion, in place of the same value of foregone cash compensation from the Company, shall not be counted toward the foregoing $150,000 limit and provided further that this Section 6.3(b) shall not apply to one time initial grants to new directors who would be a Non-Employee Director upon joining the Board as compensation for serving on the Board,

(collectively, the “Non-Employee Director Limit”).

7.	Price

7.1

The exercise price per Share subject to an Option shall be determined by the Committee at the time the Option is granted, provided that the exercise price shall not be less than the Market Price less any applicable discounts permitted by the Exchange, or such other minimum exercise price as may be required by the Exchange.

7.2

Subject to applicable regulatory requirements and approval, the Committee may reprice the prevailing exercise price of an Option. Any reduction in the exercise price of an Option held by an Optionee who is an Insider at the time of the proposed amendment is, however, subject to disinterested shareholder approval if and as required by the Exchange.

8.	Term and Exercise of Options

8.1

The Option Period shall be determined by the Committee at the time the Option is granted and may be up to five years from the Date of Grant. The Option Period is also subject to reduction pursuant to the provisions of Article 10. Subject to the applicable maximum Option Period provided for in this Section 8.1 and subject to applicable regulatory requirements and approvals, the Committee may extend the Option Period for an Option. Notwithstanding anything contained herein, if the Option Period expires during a Black Out Period or within 2 business days of a Black Out Period, the Option Period shall be extended to 10 days from the end of the Black Out Period.

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8.2

~~Subject to Subsection 6.2(e), the~~The vesting schedule for each Option shall be determined by the Committee at the time the Option is granted and shall be specified in the Option Agreement in respect of the Option.

8.3

Notwithstanding the foregoing provision of this Article 8, if there is a takeover bid or tender offer made for all or any of the issued and outstanding Shares, then the Committee may, by resolution, permit all Options outstanding to become immediately exercisable in order to permit the Shares issuable under such Options to be tendered to such bid or offer.

8.4

The vested portion of Options will be exercisable, either all or in part, at any time after vesting. If less than all of the Shares included in the vested portion of any Option are purchased, the remainder may be purchased, subject to the Option’s terms, at any subsequent time prior to the expiration of the Option Period.

8.5

The exercise of any Option will be contingent upon receipt by the Company of payment for the full exercise price of the Shares being purchased in cash by way of certified cheque or bank draft. No Optionee or the legal representatives, legatees or distributees of the Optionee will be, or will be deemed to be, a holder of any Shares subject to an Option under the Plan unless and until certificates for such Shares are issued to the Optionee or such other persons under the terms of the Plan.

9.	Stock Option Agreement

Upon the grant of an Option to an Optionee, the Company and the Optionee shall enter into an Option Agreement setting out the number of Shares subject to the Option, the exercise price per Share, the Option Period, and the vesting schedule for the Option, if any, and incorporating the terms and conditions of the Plan and any other requirements of applicable regulatory authorities and such other terms and conditions as the Committee may determine are necessary or appropriate, subject to the terms of the Plan. Without limiting the generality of the foregoing and if and for so long as the Company is listed on the TSX ~~or TSX-V~~, for Options granted to Employees, Consultants or Management Company Employees, the Company and the Optionee are responsible for ensuring and representing in an Option Agreement that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

10.	Effect of Termination of Employment or Death

10.1

~~Options granted to any~~If an Optionee ~~who is~~ceases to be a Director/Officer, Employee, Consultant or Management Company Employee ~~shall expire on~~of the Company, each Option held by the Optionee shall be treated as follows:

(a)

if the Optionee, or in the case of an Option granted to any Optionee who satisfies the definition of an individual Consultant or Management Company Employee, the Optionee’s employer, ceases to be employed or engaged by the Company and any of its subsidiaries without cause (including by way of voluntary resignation as a Director, Officer, Employee, Consultant or Management Company Employee or pursuant to a Merger and Acquisition Transaction), each Option held by the Optionee shall be exercisable: (i) in respect of that number of Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of: (~~a~~A) ~~such~~the date ~~within a reasonable period of time, not to exceed one year,~~which is 90 days after the date the Optionee ceases to be in at least one of such categories as provided for in the Option Agreement with the Optione~~e,~~; and (~~b~~B) the expiry of the Option Period~~.~~ of that Option, or (ii) as otherwise provided for in the Option Agreement governing such Option;

(b)

~~10.2~~ Notwithstanding Section 10.1(a) of the Plan, if the Optionee ceases to be a Director/Officer, Employee, Consultant or Management Company Employee of the Company and any of its subsidiaries due to death or Disability or, in the ~~event of the death~~case of an Optionee ~~while in service to~~that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, each ~~outstanding~~ Option ~~to~~held by the ~~extent not previously exercised (including~~Optionee shall be exercisable in respect of ~~the right to purchase~~that number of Shares ~~not otherwise~~that have vested ~~at such time) shall be exercisable until the earlier of (a) the expiration of one year following such death unless an~~

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~~earlier date is provided for in~~pursuant to the terms of the Option Agreement ~~with~~governing such Option at any time up to but not after the ~~Optionee, and~~earlier of: (~~b~~i) the expiry of the Option Period~~, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or by the laws of descent and distribution.~~ of that Option; and (i) the date which is 12 months after the date of death or Disability; and

(c)

Notwithstanding Section 10.1(a) of the Plan, if the Optionee or in the case of an Option granted to any Optionee who satisfies the definition of an individual Consultant or Management Company Employee, the Optionee’s employer:

(i)

ceases to be employed or engaged by the Company and any of its subsidiaries for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee or Optionee’s employer is employed or engaged;

(ii)

ceases to be a Director/Officer, Employee, Consultant or Management Company Employee of the Company and any of its subsidiaries by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order; or

(iii)	ceases to be eligible to hold office as a Director of the Company and any of its subsidiaries under the provisions of the applicable corporate statute,

each Option held by the Optionee shall be exercisable in respect of that number of Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of: (i) the expiry of the Option Period of that Option; and (ii) the date on which the Optionee ceases to be in at least one of such categories as provided for in the Option Agreement with the Optionee.

10.2

~~10.3~~ Notwithstanding the foregoing provisions of this Article 10 and subject to any applicable regulatory requirements and approvals, the Committee may, in its discretion, provide for the extension of the exercisability of an Option for any period that is not beyond the applicable expiration date thereof, accelerate the vesting or exercisability of an Option, eliminate or make less restrictive any restrictions governing an Option, waive any restriction or other provision of this Plan or an Option or otherwise amend or modify the Option in any manner that is either (a) not adverse to such Optionee or (b) consented to by such Optionee.

11.	Adjustment in Shares Subject to the Plan

11.1

The exercise price for and the number of Shares covered by an Option will be adjusted, with respect to the then unexercised portion thereof, by the Committee from time to time (on the basis of such advice as the Committee considers appropriate, including, if considered appropriate by the Committee, a certificate of the auditor of the Company) in the event and in accordance with the provisions and rules set out in this Article 11. Any dispute that arises at any time with respect to any adjustment pursuant to such provisions and rules will be conclusively determined by the Committee, and any such determination will be binding on the Company, the optionee and all other affected parties.

(a)	In the event that a dividend is declared upon the Shares, payable in Shares (other than in lieu of dividends paid in the ordinary course), the number of Shares then subject to any Option shall be adjusted by adding to each such Share the number of Shares which would be distributable thereon if such Share had been outstanding on the date fixed for determining shareholders entitled to receive such stock dividend.

(b)	In the event that the outstanding Shares are changed into or exchanged for a different number or kind of Shares or other securities of the Company or of another corporation, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, then there shall be substituted for each Share subject to any Option the number and kind of Shares or other securities of the Company or another corporation into

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which each outstanding Share shall be so changed or for which each such Share shall be exchanged.

(c)	In the event that there is any change, other than as specified above in this Article 11, in the number or kind of outstanding Shares or of any securities into which such Shares shall have been changed or for which they shall have been exchanged, then, if the Committee, in its sole discretion, determines that such change equitably requires an adjustment to be made in the number or kind of Shares then subject to any Option, an equitable adjustment shall be made in the number or kind of Shares, such adjustment shall be made by the Committee and be effective and binding for all purposes.

(d)	In the event that the Company distributes by way of a dividend, or otherwise, to all or substantially all holders of Shares, property, evidences of indebtedness or shares or other securities of the Company (other than Shares) or rights, options or warrants to acquire Shares or securities convertible into or exchangeable for Shares or other securities or property of the Company, other than as a dividend in the ordinary course, then, if the Committee, in its sole discretion, determines that such action equitably requires an adjustment in the exercise price of the Option or number of Shares subject to any Option, or both, such adjustment shall be made by the Committee and shall be effective and binding for all purposes.

11.2

In the case of any such substitution or adjustment as provided for in this Article 11, the exercise price in respect of each Option for each Share covered thereby prior to such substitution or adjustment will be proportionately and appropriately varied, such variation shall generally require that the number of Shares or securities covered by the Option after the relevant event multiplied by the varied option exercise price be equal to the number of Shares covered by the Option prior to the relevant event multiplied by the original exercise price of the Option.

11.3	No adjustment or substitution provided for in this Article 11 shall require the Company to issue a fractional share in respect of any Option. Fractional shares shall be eliminated.

11.4

The grant of an Option shall not affect in any way the right or power of the Company to effect adjustments, reclassifications, reorganizations, arrangements or changes of its capital or business structure, or to amalgamate, merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets

11.5	In the event of a Merger and Acquisition Transaction or proposed Merger and Acquisition Transaction, the Committee shall determine in an appropriate and equitable manner:

(a)	any adjustment to the number and type of Shares that thereafter shall be made the subject of Options; and

(b)	the number and type of Shares subject to outstanding Options; and

(c)	the manner in which all unvested Options granted under this Plan will be treated including, without limitation, requiring the acceleration of the time for the vesting of such Options by the participants, the time for the fulfilment of any conditions or restrictions on such vesting, and the time for the expiry of such Options.

Subsections (a) through (c) of this Section 11.5 may be utilized independently of, successively with, or in combination with each other and Article 11, and nothing therein contained shall be construed as limiting or affecting the ability of the Committee to deal with Options in any other manner. All determinations by the Committee under this Article 11 will be final, binding and conclusive for all purposes.

11.6	Notwithstanding anything else in this Plan, any unvested Options issued to a participant at the time of a Merger and Acquisition Transaction shall immediately vest if either (i) the participant is either terminated without cause or resigns with good reason (as such term has been defined under common law, including any reason that would be considered to amount to constructive dismissal by a court of competent jurisdiction)

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from their position with the Company within the period ending 12 months from the date of the completion of the Merger and Acquisition Transaction, or (ii) the Committee, acting reasonably, determines that an adjustment to the number and type of Shares resulting from a Merger and Acquisition Transaction is impractical or impossible. In the event this Section 11.6 is applicable, the Committee shall, acting reasonably, determine the extent to which the Participant met the conditions for vesting of Options.

12.	Non-Assignability

All Options, benefits and rights accruing to any Optionee in accordance with the terms and conditions of the Plan are non-assignable and non-transferable, except as specifically provided in Section ~~10.2~~10.1(b) in the event of the death of the Optionee. During the lifetime of the Optionee, all such Options, benefits and rights may only be exercised by the Optionee.

13.	Employment

Nothing contained in the Plan shall confer upon any Optionee any right with respect to employment or continuance of employment with, or the provision of services to, the Company or any of its Affiliates, or interfere in any way with the right of the Company or any of its Affiliates to terminate the Optionee’s employment or services at any time. Participation in the Plan by an Optionee is voluntary.

14.	Record Keeping

The Company shall maintain a register in which shall be recorded or maintained:

(a)	the name and address of each Optionee;

(b)	the number of Shares subject to Options granted to each Optionee, the number of Shares issued to each Optionee upon the exercise of Options, and the number of Shares subject to Options remaining outstanding;

(c)	a copy of each outstanding Option Agreement; and

(d)	such other information as the Committee may determine.

15.	Regulatory Approvals

15.1	The Plan is subject to the approval of regulatory authorities having, or which may have, jurisdiction over the securities of the Company, and the Board is authorized to amend the text thereof from time to time in order to comply with any changes thereto required by such applicable regulatoryauthorities.

15.2	The obligation of the Company to issue and deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction or any stock exchange or stock quotation system on which the Shares are listed for trading or quoted which may be required in connection with the authorization, issuance or sale of such Shares by the Company. If any Shares cannot be issued to any Optionee for any reason including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any exercise price for an Option paid to the Company shall be returned to the Optionee.

16.	Hold Periods, Securities Regulation and Tax Withholding

~~16.1~~	~~If and for so long as the Company is listed on the TSX-V and in addition to any resale restrictions under applicable securities laws, for Options issued by the Company to Insiders or Options having an exercise price per Share that is less than the Market Price,~~ any ~~Options, or Shares issued on the exercise of such Options, will be subject to a four-month hold period commencing on the particular Date of Grant of the Option, and certificates for the Shares will bear a restrictive legend setting out any such applicable hold period.~~

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16.1

~~16.2~~ Where necessary to effect exemption from registration or distribution of the Shares under securities laws applicable to the securities of the Company, an Optionee shall be required, upon the acquisition of any Shares upon the exercise of Options, to acquire such Shares with investment intent (i.e. for investment purposes) and not with a view to their distribution, and to present to the Committee an undertaking to that effect in a form acceptable to the Committee. The Committee may cause a legend or legends to be placed upon any certificates for the Shares to make appropriate reference to applicable resale restrictions. The Committee may take such other action or require such other action or agreement by such Optionee as may from time to time be necessary to comply with applicable securities laws. This provision shall in no way obligate the Company to undertake the registration or qualification of any Options or the underlying Shares under any securities laws applicable to the securities of the Company.

16.2

~~16.3~~ The Committee and the Company may take all such measures as they deem appropriate to ensure that the Company’s obligations under the withholding provisions under income tax laws applicable to the Company and other provisions of applicable laws are satisfied with respect to the issuance of Shares pursuant to the Plan or the grant or exercise of Options under the Plan. Without limiting the generality of the foregoing, the Company may, as a condition to the exercise of any Option, require that the Optionee pay to the Company, concurrently with the payment of the full exercise price of the Shares being purchased, by way of certified cheque or bank draft, an amount in cash equal to any withholding taxes that the Company is required to remit to the Canada Revenue Agency on account of payroll withholding obligations (including, but not limited to, income tax, UIC and/or CPP) as a result of the exercise of the Option by theOptionee.

16.3

~~16.4~~ Issuance, transfer or delivery of certificates for Shares purchased pursuant to the Plan may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of securities and income tax laws have been met.

17.	Amendment and Termination of Plan

17.1

The Board reserves the right to amend or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Board; provided, however, that no such amendment or termination shall adversely affect any outstanding Options granted under the Plan without the consent of the Optionee. Any amendment to the Plan shall also be subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where applicable, the approval of the shareholders of the Company.

17.2	The types of amendments that do not require the approval of the shareholders of the Company include, but are not limited to:

(a)	amendments of a ‘‘housekeeping’’ nature, including those required to clarify any ambiguity or rectify any inconsistency in the Plan;

(b)	amendments made pursuant to Section 17.1 hereof to comply with any changes required by applicable regulatory authorities having jurisdiction over securities of the Company from time to time including, but not limited to, the Exchange or other mandatory provisions of applicable law;

(c)	amendments which are advisable to accommodate changes in tax laws;

(d)	the extension of accelerated expiry dates to, but not beyond, the expiry date originally set at the time of the Option grant;

(e)	amendments to the vesting provisions of any Option granted under the Plan;and

(f)	amendments to the terms of Options in order to maintain Option value in connection with an adjustment in the Shares of the Company as contemplated in Section 11hereof.

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17.3	Notwithstanding the provisions of Section 17.2, the Board may not, without the prior approval of the shareholders of the Company, make amendments to the Plan for any of the following purposes:

(a)	to increase the maximum number of Shares issuable under the Plan as set out in Section 5;

(b)	~~subject to Section 17.4,~~ to reduce the exercise price of any outstanding Options ~~held by an Insider~~;

(c)	~~subject to Section 17.4,~~ to extend the Option Period of any outstanding Options ~~held by an Insider~~, except where the Option Period is extended because it would have occurred during a Black Out Period;

(d)	~~subject to Section 17.4,~~ to remove or to exceed the Insider Participation Limit or the Non- Employee Director Limit;

(e)	to amend the Plan to permit the grant of an Option with an Option Period of more than 5 years from the Date of Grant;

(f)	to amend the non-assignability provision contained in Section 12 hereof, except as otherwise permitted by the Exchange or for estate planning or estate settlement purposes;

(g)	to expand the class of Optionees to whom Options may be granted under the Plan;

(h)	to add or change the provisions relating to any form of financial assistance provided by the Company to participants in the Plan that would facilitate the purchase of securities under the Plan; and

(i)	~~(h)~~ to amend this Section 17.3.

17.4	Consent to Amend

The Board may amend any Option with the consent of the affected Optionee and the Exchange, including any shareholder approval required by the Exchange. For greater certainty, disinterested shareholder approval is required for: (i) a reduction in the exercise price of an Option ~~if the Optionee is an Insider at the time of the proposed amendment~~; (ii) an extension of the Option Period of an Option ~~if the Optionee is an Insider at the time of the proposed amendment~~; or (iii) any action to remove or to exceed the Insider Participation Limit or the Non-Employee Director Limit.

17.5	Amendment Subject to Approval

If the amendment of an Option requires regulatory or shareholder approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are given.

18.	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

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19.	General Provisions

19.1

Nothing contained in the Plan shall prevent the Company or any of its Affiliates from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the issuance of securities of the Company (subject to shareholder approval if such approval is required by applicable securities regulatory authorities) and such arrangements may be either generally applicable or applicable only in specific cases.

19.2

The validity, construction and effect of the Plan and any rules and regulations relating to the Plan and any option agreement, and all determinations made and actions taken pursuant hereto shall be governed by and determined in accordance with the laws of the Province of British Columbia, Canada.

19.3

If any provision of the Plan or any Option is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Option, or would disqualify the Plan or any Option under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Option, such provision shall be stricken as to such jurisdiction, person or Option and the remainder of the Plan and any such Option shall remain in full force and effect.

19.4

Neither the Plan nor any Option shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any of its Affiliates and an Optionee or any other person.

19.5

Headings are given to the Sections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

19.6	~~All outstanding stock options, including Options, shall be governed by and subject to the terms of the Company’s stock option plan in force as of the date of grant of such stock option.~~

20.	Effective Date of the Plan

20.1

Subject to the ratification and approval of the Plan by the shareholders of the Company and all necessary regulatory approvals pursuant to Section 15 hereof, the Plan will be effective as of the ~~28~~24th day of June, ~~2011~~2020.

Adopted by the Board of Directors on June 28, 2011, as amended June 13, 2012, June 9, 2015, and September 12, 2017 and June 24, 2020.

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